As confidentially submitted to the Securities and Exchange Commission on July 23, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Stran & Company, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7311	04-3297200
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Heritage Drive, Suite 600

Quincy, MA 02171

800-833-3309

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Shape

Chief Executive Officer

2 Heritage Drive, Suite 600

Quincy, MA 02171

617-501-7423

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Mitchell L. Lampert, Esq. Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901 (203) 462-7559

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)		Amount of registration fee
Common Stock, par value $0.0001 per share(2)(3)	$	[ ]	$	[ ]
Representative Warrants(4)(5)		-		-
Common Stock Underlying Representative Warrants(3)(4)	$	[ ]	$	[ ]
TOTAL	$	[ ]	$	[ ]

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes [ ] shares that may be purchased by the underwriters pursuant to their over-allotment option.

(3)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares as may be issued or issuable because of stock splits, stock dividends and similar transactions.

(4)	We have agreed to issue to the representative of the several underwriters warrants to purchase the number of shares of common stock in the aggregate equal to five percent (5%) of the shares of common stock to be issued and sold in this offering. The warrants are exercisable for a price per share equal to 125% of the public offering price.

(5)	No fee required pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion, dated July 23, 2021

Stran & Company, Inc.

$

Shares of Common Stock

This is an initial public offering of our common stock. We are offering [  ] shares of our common stock. We currently estimate that the initial public offering price will be between $[  ] and $[  ] per share of common stock.

Currently, there is no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market, under the symbol “STRN.” We cannot guarantee that our common stock will be approved for listing on the Nasdaq Capital Market.

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. See the section of this prospectus entitled “Risk Factors” beginning on page 15 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Stran & Company, Inc.	$	$

(1)	Does not include the following additional compensation payable to the underwriters: We have agreed to pay the representative of the underwriters, EF Hutton, division of Benchmark Investments, LLC, which we refer to as EF Hutton or the representative, a non-accountable expense allowance equal to one-half of one percent (0.50%) of the total proceeds raised and to reimburse the underwriters for certain expenses incurred relating to this offering. In addition, we will issue to EF Hutton warrants to purchase in the aggregate the number of shares of our common stock equal to five percent (5%) of the number of shares sold in this offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the representative’s warrants. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional [  ] shares of our common stock at the public offering price less the underwriting discount and commissions.

The underwriters are offering the shares of common stock for sale on a firm commitment basis. The underwriters expect to deliver the shares of common stock to the purchasers on or about             , 2021.

Lead Book Running Manager	Joint Book Running Manager

EF HUTTON	US TIGER SECURITIES, INC
division of Benchmark Investments, LLC

, 2021

[Graphics]

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriter have authorized anyone to provide you with different information, and neither we nor the underwriter take responsibility for any other information others may give you. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “STRÄN,” “STRÄN promotional solutions” and “Stran Promotional Solutions”. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys including but not limited to certain publications of the promotional products member groups Advertising Specialty Institute (ASI) and the Promotional Products Association International (PPAI), as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company” and similar references refer to Stran & Company, Inc.

On May 24, 2021, we completed a 100,000-for-1 forward stock split of our outstanding common stock through our reincorporation merger in Nevada. References to number of shares of our common stock after May 24, 2021, including the shares offered in this offering and future issuances, have given effect to this split.

Our Company

Overview

We are an outsourced marketing solutions provider, working closely with our customers to develop sophisticated marketing programs that leverage our promotional products and loyalty incentive expertise. It is our mission to develop long term relationships with our customers, enabling them to connect with both their customers and employees in order to build lasting brand loyalty.

We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. In addition to selling branded products, we offer our clients:

●	custom sourcing capabilities;

●	a flexible and customizable e-commerce solution for

■	promoting branded merchandise and other promotional products;

■	managing promotional loyalty and incentives, print collateral, and event assets;

■	order and inventory management; and

■	designing and hosting online retail popup shops, fixed public retail online stores, and online business-to business service offerings;

●	creative and merchandising services;

●	warehousing/fulfillment and distribution;

●	print-on-demand, kitting, and point of sale displays; and

●	loyalty and incentive programs.

These valuable services, as well as the deep level of commitment we have to the business operations of our customers, have resulted in a strong and stable position within the industry.

We specialize in managing complex promotional marketing programs to help recognize the value of promotional products and branded merchandise as a tool to drive awareness, build brands and impact sales. This form of advertising is very powerful and impactful and particularly effective at building brand loyalty because it typically uses products that are considered useful and appreciated by recipients and are retained and used or seen repeatedly, repeating the imprinted message many times without adding cost to the advertiser. We have built the tools, processes, relationships and the blueprint to maximize the potential of these products and deliver the most value to our customers.

For over 25 years we have grown into a leader in the promotional products industry, ranking 18th overall and tied for 7th fastest-growing in the United States on Print+Promo’s 2020 Top 50 Distributors list, and 32nd from over 40,000 businesses based on ASI’s Counselor magazine 2021 Top 40 Distributors list. Since our first year of operations in 1995, our annual revenues have gradually grown from approximately $240,000 to over $37.7 million in 2020, a compound annual growth rate of approximately 22%, and between 2017 and 2020, our revenues grew at a compound annual growth rate of approximately 24%. During 2017 through 2020, we had consistent gross margins of approximately 30%, and processed over 25,000 customer orders per year. As of March 31, 2021, we had total assets of $12.1 million with total shareholder equity of $1.3 million.

We serve a highly diversified customer base across many industry verticals including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Many of our customers are household names and include some of the largest corporations in the world.

Our sales declined 23.6% year-over-year in the first quarter of 2021 compared to the first quarter of 2020 due to businesses not being fully reopened, a lack of in-person events and market saturation of personal protective equipment as a result of the COVID-19 pandemic. Nevertheless, we expect that by either the third or fourth quarter of 2021 pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales during the first two quarters of 2021. For further discussion, see “COVID-19 Pandemic” below.

Our headquarters are located at Quincy, Massachusetts, with remote offices located in Fairfield, Connecticut and Warsaw, Indiana. In addition, we have sales representatives in 12 additional locations across the United States and a network of service providers in the United States and abroad, including factories, decorators, printers, logistics firms, and warehouses.

Our Corporate History and Structure

Our company was incorporated in the State of Massachusetts on November 17, 1995 under the name “Strän & Company, Inc.” We also use the registered trade name “Stran Promotional Solutions”.

On September 26, 2020, we acquired certain assets including the customer account managers and customer base of the Wildman Imprints division (“Wildman Imprints”) of Wildman Business Group, LLC (“WBG”).

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg.

Following our reincorporation in Nevada, on May 24, 2021, a number of stock transfers by Mr. Stranberg resulted in Mr. Stranberg, Andrew Shape, our Chief Executive Officer, President and Director, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., owning 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. These share transfers are subject to certain repurchase and lockup conditions. In addition, immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees under the Stran & Company, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan” or “Plan”). We plan to grant options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock under the Plan, including options to purchase 934,000 shares of common stock and 20,000 restricted shares to certain of our executive officers and directors, as well as approximately 405,000 options to purchase common stock and 37,500 restricted shares to approximately 55 non-executive employees. These restricted shares and options will be subject to certain vesting conditions. For a complete description of these transactions, please see the sections “Corporate History and Structure” and “Executive Compensation – Employment Agreements” in this prospectus.

As of the date of this prospectus, we have no subsidiaries.

Our Opportunity

The promotional products industry is large yet highly-fragmented, with thousands of smaller participants and indications of a lack of market power in any one firm or group of firms. The industry has generally experienced growth as businesses continuously invest in sophisticated marketing campaigns involving multiple types of advertising. Promotional products are items used to promote a product, service or company program including advertising specialties, premiums, incentives, business gifts, awards, prizes, commemoratives and other imprinted or decorated items. They are usually given away by companies to consumers or employees. The largest promotional products trade organizations are the Advertising Specialty Institute (ASI) and Promotional Products Association International (PPAI).

According to the ASI, the largest membership organization for the promotional products industry, the U.S. market for promotional products and services had grown to $25.8 billion as of 2019 and includes over 40,000 firms in its member ranks. The industry has grown at an annual compound growth rate of 4.96% from 2009 to 2019. Moreover, the promotional products market is only one segment of a total addressable market of possibly up to $387 billion based on the size of the product packaging market ($180 billion as of 2019, according to Statista, a leading provider of market and consumer data); the loyalty incentive programs market ($90 billion annually according to the Incentive Marketing Association, the umbrella organization for suppliers in the incentive marketplace); the printing market ($75 billion as of 2021, according to IBISWorld, an industry research provider); and the tradeshow market ($17 billion projected for 2021, according to MarketingCharts.com, a provider of marketing data, graphics, and analyses).

U.S. promotional products spending was significantly impacted by the COVID-19 pandemic. According to ASI, promotional product distributor sales decreased about 20% in 2020 to $20.7 billion by the end of 2020. During the first quarter of 2021, distributors’ sales declined, on average, by 14.8% compared to the first quarter of 2020. However, two-thirds of distributors expect 2021 sales to exceed 2020 sales, and more than half of distributors expect 2021 sales to match or exceed the industry’s pre-pandemic record sales level of $25.8 billion in 2019.

The promotional products industry is relatively insulated from other forms of advertising such as television and digital advertising. Although promotional products compete for space within an advertising budget with other forms of advertising, particularly online advertising, they offer distinct benefits, particularly due to their physical nature, which may help distributors and suppliers continue to sell these products and related services despite these budgetary pressures. Data shows that promotional products are more effective in generating brand recognition and sales than other forms of advertising, including television and online advertisements. These factors help shield established industry firms like ours from the technological and competitive disruption experienced by other types of media advertisers.

The promotional products industry is also highly fragmented and includes over 40,000 firms. As of 2019 the firm with the greatest percentage of industry sales generated $839 million revenues but made up less than 3.3% of the promotional products market. As a group, the top 50 distributors had less than 24% market share as of 2019, based on the total sales of approximately $6.8 billion of the top 50 distributors according to Promo Marketing’s 2020 Top Distributors report and the total promotional products industry value of $25.8 billion according to ASI for 2019.

Unlike our company, which provides comprehensive solutions to complex promotional and branding challenges, we view most of our competitors as generally falling into one of the five categories below:

●	Online e-tailer. Heavy reliance on marketing and online advertising to sell directly to businesses, offering little or no strategic support or program infrastructure.

●	Franchise Model. Consists of many smaller firms or independent representatives without a consistent strategic vision. They do not offer consistent pricing and have fragmented service capabilities.

●	Large and Inflexible. Focus on large enterprise customers, struggling to serve the needs of smaller spend opportunities (less than $3 million annually). They tend to lack in delivering a high level of service and are limited in their ability to react to changes in the market.

●	Non-Core Offering. Offer promotional merchandise as an add-on to their core business or have grown through acquisition without any unification strategy.

●	Small Mom-and-Pop. Little or no infrastructure or executive oversight. Do not have the financial backing, technology, or infrastructure to support growth or ability to execute comprehensive marketing programs or large opportunities.

Our Products and Services

Our value to our customers is to be an extension of their own teams. We work to understand the different business and marketing goals of each customer and provide solutions that incorporate technology, human capital, and physical branded goods to solve their business challenges. This model of outsourced combined marketing and program-management services is unique in the promotional products industry, which is dominated by online e-tailers, franchisees, and mom-and-pop businesses. To achieve this value, we have built the internal resources, knowledge, and processes to support our clients with more than just commodity items.

We are both program managers and creative marketers, having developed multiple teams within our organization to specialize and focus our efforts on supporting customers with the specific support that they need:

●	Operations and e-commerce teams create custom tailored technology solutions that enable our clients to view, manage and distribute branded merchandise to their appropriate audience in an efficient and cost-effective manner.

●	Account teams work with client stakeholders to understand goals, objectives, marketing and human-resources initiatives, and the ongoing management of the account.

●	In-house creative agency and product merchandising teams support the account team to provide unique and custom product ideas along with additional design services such as billboards, annual reports, and digital ad assets.

●	Merchandising team as well as members of our account teams attend trade shows domestically and internationally across a variety of markets, allowing us to provide a diverse assortment of product offerings to our clients.

●	Technology and program teams offer technology solutions to help efficiently manage the order process, view products and inventory available, distribute products in the most cost-effective manner, and provide reports and metrics on the activity of the account.

We work closely with industrial designers of several of our key business collaborators to understand the research and trends that are influencing product development in the six- to 18-month window ensuring that our team is up-to-date on trends in the industry.

Our Competitive Strengths

We believe our key competitive strengths include:

●	Superior and Distinctive Technology. We have invested in sophisticated, efficient ordering and logistics technology that provides order processing, warehousing and fulfillment functions. We continue to invest in our technology infrastructure, including many customized solutions developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system, Oracle’s NetSuite, which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, and is expected to be implemented by the end of 2021.

●	Leading Market Position. Our over 25 years’ history and size make us a leader in the U.S. promotional products industry. We believe that the key benefits of our scale include an ability to efficiently implement large and intensive programs; an ability to invest in sales tools and technologies to support our customers; and operating efficiencies from our scalable infrastructure. We believe our market position and scale enhances our ability to increase sales to existing customers, attract new customers and enter into new markets.

●	Extensive Network. We have developed a deep network of collaborator factories, decorators, printers, and warehouses around the globe. This network helps us find the right solution to meet our customer’s needs, whether they are financial, timing, geographic, or brand goals. This model provides the flexibility to proactively manage our customers’ promotional needs efficiently. As a result, we believe that we have an excellent reputation with our customers for providing a high level of prompt customer service.

●	Customer-Centric Approach. Our customer-centric approach is what has fueled our growth since our inception, and our early adoption of technology to solve challenges for our clients set us apart in our early growth. We strive to understand the goals and challenges that our customers face, building unique solutions and seeing each campaign through to completion as an extension of their team.

●	Diversified Customer Base. We sell our products to over 2,000 active customers and over 30 Fortune 500 companies, including long-standing programs with recurring revenue coming from well recognized brands and companies. During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. This customer will not renew their engagement with us due to the U.S. Census only occurring once every ten years. Other than this one-time customer, our largest customer accounted for 10.1% of overall revenue during 2020. Our top 10 customers in 2020, including the 2020 U.S. Census program customer, consisted of 56.85% of revenue. Excluding the 2020 U.S. Census program customer, our top 10 customers consisted of 31.20% of revenue. Our customers span many industries, including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods.

●	Experienced Senior Management Team. Our senior management team, led by our co-founder and Chief Executive Officer, Andrew Shape, is comprised of seasoned industry professionals and veterans of our company. Our senior management has an average of over 20 years of experience in the promotional products industry.

●	Asset Acquisition Experience. In September 2020, we acquired all of the customers of the promotional products business Wildman Imprints in an asset purchase. In 2019, that business recorded over $10 million in revenue. We continue to explore and pursue additional acquisition opportunities that are appropriate. Please see “Growth Strategies – Selectively Pursue Acquisitions” below for a discussion of our asset acquisition experience and strategy.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Selectively Pursue Acquisitions. We believe that we are well-suited to capitalize on opportunities to acquire businesses with key customer relationships or have other value-added products or services that complement our current offerings. Our acquisition strategy consists of increasing our share in existing markets, adding a presence in new or complementary regions, utilizing our scale to realize cost savings, and acquiring businesses offering synergistic services such as printing, packaging, point of sale (POS) displays, loyalty and incentive program management, and decoration, or offering additional differentiators. In September 2020, we acquired all the customer account managers and customer accounts of the promotional products business Wildman Imprints in Warsaw, Indiana. As a result, we gained approximately over 1,400 customer accounts, including over 120 customer programs with higher repeat-business potential; inventory worth approximately $650,000 with a majority covered by contractual customer purchase guarantees; and additional revenues of over $10 million as of 2019. This allowed us to extend our geographical reach into the Midwest and further diversify our customer base. We believe that this experience will help us to pursue suitable acquisition opportunities in the future and integrate them successfully. Consistent with this strategy, we continue to evaluate potential acquisition targets.

●	Innovate and Invest in Technology. During 2020, we continued to invest in upgrades to our platform for customers’ promotional e-commerce objectives, including customizable and scalable features, developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system on Oracle’s NetSuite platform which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, which is expected to be implemented by the end of 2021. We believe that it is necessary to continue focusing on the buildout of our technology offerings in order to meet the evolving needs of our customers. Additionally, our strong technology platform will support our acquisition strategy to integrate acquired businesses into our existing platforms. We intend to continue making significant investments in research and development and hiring top technical talent.

●	New Client Development. Our sales teams are tasked with continuously growing their books of business by nurturing existing business relationships while actively seeking new opportunities with new customers. We will continue to promote and ask for referrals from satisfied customers who often refer us to other potential clients. We continuously seek to build our sales forces through hiring of experienced individuals with established books of business as well as hiring less experienced individuals that we hope to develop into productive sales reps. As we continue to grow, we are hiring sales reps in different geographies across the U.S. that further diversifies our customer base and attracts new customers. Currently we have employees or sales reps located in offices or remotely Massachusetts, Indiana, Connecticut, New York, New Jersey, Pennsylvania, Florida, South Carolina, Tennessee, and Illinois. In addition to direct sales and marketing efforts, we will continue to build sales and marketing campaigns to promote Stran, including social media, search engine optimization (SEO), HubSpot Inbound Marketing, and other alternative platforms. We also plan to continue to identify and exhibit at appropriate tradeshows, conferences, and events where we have had success.

●	Penetration of Existing Client Base. Stran has over 2,000 customers who we continuously sell into through direct sales and marketing efforts. We plan on continuing to deliver even greater value to those customers by promoting our comprehensive product and service offerings in order to generate incremental interest and business. We will also continue to try to convert transactional customers (those that do not have a contractual agreement to buy from Stran) into program clients (those that do have a contractual obligation for specific ongoing branding needs). Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.

Other strategies that we plan to implement to expand our customer base with expanded sales staff and technology resources include:

■	Convert Transactional Customers to Programs. The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. With a larger sales force and other resources, we believe we can convert more of our customer base into programs with much greater revenue potential.

■	Strengthen Marketing and Social Media Outreach. We plan to expand sales and marketing tools and campaigns to promote the Company, including social media platforms such as Instagram, and other alternative marketing platforms.

■	SEO and Inbound Marketing. We plan to enhance our SEO tools to increase web traffic to our website and use of HubSpot Inbound Marketing and similar tools to deliver content and data to drive interest in Stran.

■	Tradeshows and Events. We plan to increase our exhibitor presence at appropriate shows and events such as ProcureCon, the National Beer Wholesalers Association (NBWA)’s Annual Convention and Trade Show, and EXHIBITOR LIVE.

■	Extend Relationships. We plan to identify and approach more print, fulfillment, and agency collaborators to sell into their customer base.

■	Referrals. We believe we will generate more customer referrals by offering an enhanced loyalty and customer incentive program.

COVID-19 Pandemic

As in many other industries, the COVID-19 pandemic has weakened many promotional products distributors and their suppliers. According to ASI’s 2020 State of the Industry report, the promotional industry was projected to experience a 34.9% decrease in sales for 2020, and over a quarter of distributors and suppliers expected their revenue to fall by at least 50% in 2020. But at the same time, Promo Marketing’s 2020 Top Distributors report, which ranked the top 50 distributors, found that 44 (88%) grew sales over the prior year. That compares favorably to its 2019 report, which ranked the top 65 distributors, where 50 (77%) grew sales. In terms of the top five vertical markets, the most opportunities for Promo Marketing’s 2020 Top Distributors were those in Health Care (listed 27 times), Financial (listed 21 times), Tech (listed 17 times), Manufacturing (listed 16 times), and Retail (listed 14 times). A recent forecast from global advertising corporation WPP plc’s ad-buying unit GroupM found that there appears to be a “K-shaped” recovery for the advertising industry as well as the overall U.S. economy. The “K” shape indicates a quick rebound for some marketers and a continued downward trajectory for others. For example, e-commerce and advanced digital services such as telehealth and remote learning have exploded during the COVID-19 pandemic. On the other hand, restaurants, bars, travel, entertainment and nonessential businesses have all suffered. Overall, those dependent on traditional media including radio, newspapers and outdoor advertising, and those whose clients were largely nonessential services such as restaurants, bars, travel, entertainment have all suffered. On the other hand, demand for e-commerce and advanced digital services such as telehealth and remote learning, and home refinancings and the banking industry in general, have massively accelerated and saw record volumes during the COVID-19 pandemic.

In this economic environment, as of July 2020 ASI reported that the largest distributors in the industry have been increasingly grabbing market share. In ASI’s report, prominent industry executives went on record to say that they expected the trend to continue as weakened firms become prime acquisition targets. Many top distributors have also been able to pivot their supplier orders to take advantage of the recent trends away from live events and gatherings and towards digital promotions, personal protective equipment, and delivery services. As a result, distributors with strong balance sheets, flexibility to meet changing customer demands, and the drive to grow through strategic acquisitions have the greatest prospects to thrive despite the pandemic’s challenges.

The COVID-19 pandemic has impacted Stran’s operational and financial performance. Although our sales and net earnings increased by 24.5% and 164.0%, respectively, from 2019 to 2020, the short-term effects from the COVID-19 pandemic on our industry were reflected in our results of operations for the first quarter of 2021. Additionally, investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.” Our sales declined 23.6% year-over-year during the first three months of 2021 compared to the same period of the prior year. As has been typical for other firms in the promotional products industry, from March 2020 and into 2021 operational and supply chain disruptions combined with decreased demand for promotional products caused sharp reductions in sales opportunities. Factors included businesses not being fully opened, a lack of in-person events, and decreased marketing budgets leading to decreased demand for promotional products and services such as ours. Although we were able to capitalize on the demand for personal protective equipment (PPE) such as masks, hand sanitizer, and gowns, these sales are not expected to fully offset the overall decreased demand for promotional products.

We have responded to the challenges resulting from the COVID-19 pandemic by developing a clear company-wide strategy and sticking to our hardworking culture and core value of delivering creative merchandise solutions that effectively promote brands. We continue to focus on our core group of customers while providing additional value-added services, including our e-commerce platform for order processing, warehousing and fulfillment functions, and propose alternative product offerings based on their unique needs. We also continue to solicit and market ourselves to long-term prospects that have shown interest in Stran. We have remained committed to being a high-touch customer-focused company that provides our customers with more than just products. Below are some of the specific ways we have responded to the current pandemic.

●	Adhered to all state and federal social distancing requirements while prioritizing health and safety for our employees. We allow team members to work remotely, allowing us to continue providing uninterrupted sales and service to our customers throughout the year.

●	Emphasized and established cost savings initiatives, cost control processes, and cash conservation to preserve liquidity.

●	Explored acquisition opportunities and executed the acquisition of the customer base of Wildman Imprints with historical revenue exceeding $10 million annually.

●	Retained key customers through constant communication, making proactive product or program suggestions, driving program efficiencies, and delivering value-added solutions to help them market themselves more effectively.

●	Concentrated and succeeded in earning business from clients in specific verticals that have spent more during the pandemic including customers in the entertainment, beverage, retail, consumer packaged goods, and cannabis industries.

●	Retained key employees by continuing to provide them with competitive compensation and the tools required to be successful in their jobs.

●	Successfully applied for and received Paycheck Protection Program loans and government assistance.

●	Refocused our marketing activities on more client-specific revenue generating activities that reduced spend while remaining effective.

We have seen encouraging signs of recovery from the effects of the COVID-19 pandemic. There has been a significant increase in the amount of requests for proposal and other customer inquiries beginning in the first quarter of 2021, which leads us to believe that companies are starting to prepare to spend at previous or increased levels. We expect that by the third or fourth quarter of 2021 there will be a significant amount of pent-up demand that may compensate for slower earlier numbers in the year.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impact of COVID-19 Pandemic”.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act,”) which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 2 Heritage Drive, Suite 600, Quincy, MA 02171 and our telephone number is 800-833-3309. We maintain a website at https://www.stran.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

Changes to our Capitalization

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg. Following our reincorporation in Nevada, on May 24, 2021, a number of stock transfers by Mr. Stranberg resulted in Mr. Stranberg, Andrew Shape, our Chief Executive Officer, President and Director, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., owning 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. These share transfers are subject to certain repurchase and lockup conditions. Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees under our 2021 Equity Incentive Plan. We plan to grant options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock, including options to purchase 800,000 shares of common stock and 20,000 restricted shares to certain of our executive officers and directors, as well as options to purchase approximately 405,000 shares of common stock and 37,500 shares of restricted stock to approximately 55 employees. These restricted shares and options will be subject to certain vesting conditions. For a complete description of these transactions, please see the section “Corporate History and Structure” and “Executive Compensation – Employment Agreements” in this prospectus.

The Offering

Shares being offered:	[ ] shares of common stock (or [ ] shares if the underwriters exercise the over-allotment option in full).

Offering price:	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Shares outstanding after the offering:	[ ] shares of common stock (or [ ] shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ([ ] additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Representative’s warrants:	We have agreed to issue to the representative warrants to purchase a number of shares of common stock equal in the aggregate to 5% of the total number of shares issued in this offering. The representative’s warrant will be exercisable at a per share exercise price equal to 125% of the public offering price per share of common stock sold in this offering. The representative’s warrant is exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the effective date of the registration statement of which this prospectus forms a part. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the representative’s warrant. See “Underwriting” for more information.

Use of proceeds:	We expect to receive net proceeds of approximately $[ ] from this offering (or approximately $[ ] if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering for acquisitions and partnerships, investments in technology and expanding corporate infrastructure, expansion of our sales team and marketing efforts, repayment of the balance under our bank line of credit, and general working capital and other corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15 before deciding to invest in our common stock.

Lock-up	We, all of our directors and officers and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of six months after the closing of this offering. See “Underwriting” for more information.

Proposed trading market and symbol	We have applied to list our common stock on the Nasdaq Capital Market under the symbol “STRN.”

The number of shares of common stock outstanding immediately following this offering is based on 10,000,000 shares outstanding as of [  ], 2021 and excludes:

●	approximately 1,339,000 total shares of common stock issuable upon the exercise of options which we intend to grant to our employees under the Stran & Company, Inc. 2021 Equity Incentive Plan, or the 2021 Equity Incentive Plan, or the Plan, pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering, at an exercise price equal to the offering price of the shares in this offering, or $[ ] per share;

●	approximately 57,500 total shares of restricted common stock which we intend to grant to our employees under the Plan pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering;

●	[ ] shares of common stock that are reserved for issuance under the Plan, which is inclusive of the approximately 1,339,000 shares issuable upon the exercise of options and 57,500 restricted common shares referred to above that will be issued under the Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the representative’s warrants issued in connection with this offering.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2020 and 2019 are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of March 31, 2021 and 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)	(unaudited)
Statements of Operations Data
Sales	$7,544,191	$9,875,082	$37,752,173	$30,316,831
Cost of sales	5,252,483	6,791,092	26,267,309	21,356,640
Gross profit	2,291,708	3,083,990	11,484,864	8,960,191
Operating expenses	2,645,457	2,246,525	9,993,991	8,366,437
Earnings from operations	(353,749)	837,465	1,490,873	593,754
Other income and (expense)	(12,862)	(24,521)	(39,457)	(32,140)
Earnings before income taxes	(366,611)	812,944	1,451,416	561,614
Income taxes (deferred)	(76,526)	105,559	422,236	171,751
Net earnings	(290,085)	707,385	1,029,180	389,863
Retained earnings, beginning	1,627,655	598,533	598,474	208,611
Retained earnings, ending	1,337,570	1,305,918	1,627,654	598,474

	As of March 31,		As of December 31
	2021	2020	2020	2019
	(unaudited)	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$514,104	$4,206,819	$647,235	$2,438,260
Total current assets	8,018,567	15,118,973	9,273,307	10,024,206
Total assets	12,096,987	17,171,244	13,304,672	12,104,352
Total current liabilities	7,160,467	14,641,714	8,000,377	10,202,337
Total liabilities	10,759,317	15,865,226	11,676,918	11,505,778
Total shareholder’s equity	1,337,670	1,306,018	1,627,754	598,574
Total liabilities and shareholder’s equity	$12,096,987	$17,171,244	13,304,672	12,104,352

Summary of Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our business could be materially adversely impacted by the COVID-19 pandemic.

●	Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.

●	We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

●	We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

●	The promotional products, uniforms, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

●	Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

●	Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

●	Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

●	The apparel industry, including uniforms and corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

●	If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted and our reputation could suffer.

●	We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

●	Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

Risks Related to This Offering and Ownership of Our Common Stock

●	There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

●	The market price of our common stock may fluctuate, and you could lose all or part of your investment.

●	We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.

●	Key officers and directors may own a majority of our outstanding common stock after this offering. As a result, it may have the ability to approve all matters submitted to our shareholders for approval.

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this offering.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

Our business could be materially adversely impacted by the COVID-19 pandemic.

COVID-19 was declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention in March of 2020. The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The extent to which the COVID-19 pandemic ultimately impacts our business, financial condition, results of operations or cash flows will depend on numerous evolving factors that we may not be able to accurately predict, including, without limitation: the duration and scope of the pandemic; the success in delivering and efficacy of vaccines; governmental, business and individuals’ actions that have been and will be taken in response to the pandemic (including restrictions on travel and transport and workforce pressures); the effect on our suppliers and customers and customer demand for our core products and services within certain industries such as the restaurant, transportation, hospitality and entertainment industries; the effect on our sources of supply; the impact of the pandemic on economic activity and actions taken in response; closures of our and our suppliers’ and customers’ offices and facilities; the ability of our customers to pay for our products and services; financial market volatility; commodity prices; and the pace of recovery when the COVID-19 pandemic subsides.

The spreading of COVID-19 that is impacting global economic activity and market conditions could lead to changes in customer purchasing patterns. We have seen disruptions in our customers’ businesses, including, but not limited to, our customers’ willingness and ability to spend, layoffs and furloughs of our customers’ employees, and temporary or permanent closures of businesses that consume our products and services. Prolonged periods of difficult conditions could have material adverse impacts on our business, financial condition, results of operations and cash flows.

The potential effects of COVID-19 also could impact us in a number of other ways, including, but not limited to, reductions to our revenue and profitability, costs associated with complying with new or amended laws and regulations affecting our business, declines in our stock price, reduced availability and less favorable terms of future borrowings, valuation of our pension assets and obligations, reduced credit-worthiness of our customers, and potential impairment of the carrying value of goodwill or other indefinite-lived intangible assets.

Any of these events could materially adversely affect our business, financial condition, results of operations and cash flows.

Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.

Sales to many of our customers are on an order-by-order basis. If we cannot fill customers’ orders on time, orders may be cancelled and relationships with customers may suffer, which could have an adverse effect on us, especially if the relationship is with a major customer. Furthermore, if any of our customers experience a significant downturn in their business, or fail to remain committed to our programs or brands, the customer may reduce or discontinue purchases from us. The reduction in the amount of our products purchased by customers could have a material adverse effect on our business, results of operations or financial condition.

In addition, some of our customers have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of buying decisions, buyer turnover, restructurings, bankruptcies and liquidations. A significant adverse change in a customer relationship or in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

We have evaluated, and may continue to evaluate, potential acquisition transactions. We attempt to address the potential risks inherent in assessing the attractiveness of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including maintenance of uniform standards, controls, policies and procedures; diversion of management’s attention from normal business operations during the integration process; unplanned expenses associated with integration efforts; and unidentified issues not discovered in due diligence, including legal contingencies. Acquisition valuations require us to make certain estimates and assumptions to determine the fair value of the acquired entities (including the underlying assets and liabilities). If our estimates or assumptions to value the acquired assets and liabilities are not accurate, we may be exposed to losses, and/or unexpected usage of cash flow to fund the operations of the acquired operations that may be material.

Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining facility and operating procedures, and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense and disruption to our operations, and may require a disproportionate amount of our management’s attention, any of which could negatively impact our ability to achieve anticipated benefits, such as revenue and cost synergies. Growth of our business through acquisition generally increases our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. We may be required to invest in additional support personnel, facilities and systems to address the increased complexities associated with business or segment expansion. These investments could result in higher overall operating costs and lower operating profits for the business as a whole. There can be no assurance that we will be successful in integrating acquired businesses or managing our expanding operations.

In addition, although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to identify suitable acquisitions, successfully integrate these acquired businesses, successfully manage our expanding operations, or to discover liabilities associated with such businesses in the diligence process, could adversely affect our business, results of operations or financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and/or the issuance of equity or debt securities. There can be no assurance that such financings would be available to us on reasonable terms. Any future issuances of equity securities or debt securities with equity features may be dilutive to our shareholders.

If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted and our reputation could suffer.

We rely on information technology systems to process transactions, communicate with customers, manage our business and process and maintain information. The measures we have in place to monitor and protect our information technology systems might not provide sufficient protection from catastrophic events, power surges, viruses, malicious software (including ransomware), attempts to gain unauthorized access to data or other types of cyber-based attacks. As cyber-attacks become more frequent, sophisticated, damaging and difficult to predict, any such event could negatively impact our business operations, such as by product disruptions that result in an unexpected delay in operations, interruptions in our ability to deliver products and services to our customers, loss of confidential or otherwise protected information, corruption of data and expenses related to the repair or replacement of our information technology systems. Compromising and/or loss of information could result in loss of sales or legal or regulatory claims which could adversely affect our revenues and profits or damage our reputation.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services, payment processing services, certain aspects of distribution center automation and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our business and marketplace to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in the launch of new offerings on our marketplace until equivalent technology can be identified, licensed or developed, and integrated into our business and marketplace. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended (“CCPA”), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation (the “GDPR”), also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The Consumer Product Safety Improvement Act and other existing or future government regulation could harm our business or may cause us to incur additional costs associated with compliance.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

We are subject to international, federal, national, regional, state, local and other laws and regulations, and failure to comply with them may expose us to potential liability.

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the rules and regulations of the Food and Drug Administration (FDA), the Foreign Corrupt Practices Act of 1977 (FCPA), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Shortages of supply of merchandise from suppliers, interruptions in our manufacturing, and local conditions in the countries in which we operate could adversely affect our results of operations.

As a distributor, we buy merchandise both from multiple supply sources and from a network of factories in which we have developed direct relationships around the globe over the past 25 years. However, an unexpected interruption in any of the sources or facilities could temporarily adversely affect our results of operations until alternate sources or facilities can be secured. We rely on the supply of different types of raw materials as well as textiles, including plastic, glass, fabric and metal for our promotional products. Further, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by economic uncertainty, political unrest, labor disputes, health emergencies, or the imposition of duties, tariffs or other import regulations by the United States.

Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

As our business grows, we continue to make significant investments in our technology, including in the areas of warehouse management, enterprise risk management and product design. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits, might take longer than expected to realize the anticipated benefits, might fail or might cost more than anticipated.

Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

Our operations rely heavily on our employees, and any labor shortage, disruption or stoppage caused by poor relations with our employees could reduce our operating margins and income. While we believe that our employee relations are good, have no knowledge of any employees as subject to collective bargaining agreements, and unions have not traditionally been active in the U.S. marketing industry, unionization of our workforce could increase our operating costs or constrain our operating flexibility.

We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

We allow many of our customers to pay us within 30 days of service, also known as net 30 credit terms. Our extension of credit involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We monitor our credit risk exposure by periodically obtaining credit reports and updated financials on our customers. We generally see a heightened amount of bankruptcies by our customers during economic downturns. In particular, the COVID-19 pandemic, and its impact on our customers, could have a negative impact on our collection efforts. While we maintain an allowance for doubtful receivables for potential credit losses based upon our historical trends and other available information, in times of economic turmoil, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a group of customers could have a material adverse effect on our results of operations.

There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.

During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing contractor as subcontractor on a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. These customers are not expected to renew their engagements with us due to the U.S. Census only occurring once every ten years. Although we do not have a concentration of business in any particular customer or group of customers and do not view the revenues from these contracts to characterize our long-term steady growth expectations, the additional revenues cannot be excluded from our revenues under United States Generally Accepted Accounting Principles, and investors that are unsophisticated or otherwise unaware of the likely moderating effect on our future income, may have an expectation of much faster revenue growth. If we are unable to meet these expectations by finding new major customers or gain major new engagements from existing customers to replace these nonrecurring contracts, there may be material adverse effects on our stock price due to the reactions of disillusioned investors, negative media coverage, damage to our reputation, and other effects that may have a material adverse effect on our financial condition or results of operations. If on the other hand we successfully source major new contracts, the risk that we may become dependent on one or a few customers may increase. This potential dependency could threaten the sustainability of our growth and have a material adverse effect on our financial condition or results of operations if we are unable to retain such major contracts or replace them with similarly major contracts on a regular basis.

Our business incurs significant freight and transportation costs. Any changes in our shipping arrangements or any interruptions in shipping could harm our business, results of operations and financial condition.

We incur transportation expenses to ship our products to our customers. Significant increases in the costs of freight and transportation could have a material adverse effect on our results of operations, as there can be no assurance that we could pass on these increased costs to our customers. Government regulations can and have impacted the availability of drivers, which will be a significant challenge to the industry. Costs to employ drivers have increased and transportation shortages have become more prevalent.

If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, such as the increased volume of deliveries due to shelter-in-place orders associated with the COVID-19 pandemic, it could negatively impact our business and results of operations and negatively affect the experiences of our customers, which could affect the degree to which they continue to do business with us. Disruption to delivery services due to inclement weather could result in delays that could adversely affect our reputation, business and results of operations. If our products are not delivered in a timely fashion or are damaged or lost during the supply or the delivery process, our customers could become dissatisfied and cease doing business with us, which could adversely affect our business and results of operations.

Our business may be impacted by unforeseen or catastrophic events, including the emergence of pandemics or other widespread health emergencies, terrorist attacks, extreme weather events or other natural disasters and other unpredicted events.

The occurrence of unforeseen or catastrophic events, such as the emergence of pandemics or other widespread health emergencies (or concerns over the possibility of such pandemics or emergencies), terrorist attacks, extreme weather events or other natural disasters or other unpredicted events, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to source and supply products and services and manage our businesses, and could negatively impact our customers’ ability or willingness to purchase our products and services.

For example, our corporate headquarters is located in Massachusetts, which does have earthquakes and experiences other less frequent natural hazards such as flooding, coastal erosion and an occasional nuisance landslide; should any of these unforeseen or catastrophic events occur, the possibly resulting infrastructure damage and disruption to the area could negatively affect our company, such as by damage to or total destruction of our headquarters, surrounding transportation infrastructure, network communications and other forms of communication. Some of our other locations and those of our suppliers, such as those located in the U.S. and Central America, also are exposed to hurricanes, earthquakes, floods and other extreme weather events; the damage that such events could produce could affect the supply of our products and services.

Additionally, while the extent of the impact on our business and financial condition is unknown at this time, we have been negatively affected by actions taken to address and limit the spread of COVID-19, such as travel restrictions and limitations affecting the supply of labor and the movement of raw materials and finished products. Although we have not experienced any significant shortage or delay in obtaining raw materials or finished product, our shipping costs for importing raw materials from overseas have increased significantly over the past 12 months. Further reduced manufacturing capacity or increased freight costs as a result of COVID-19 could have an increased negative affect on the timely supply and pricing of finished products and have a material adverse effect on our results of operations.

We face intense competition within our industries and our revenue and/or profits may decrease if we are not able to respond to this competition effectively.

Customers in the promotional products, uniforms, tradeshow and event marketplace, loyalty and program management business process outsourcing industries choose suppliers primarily based upon the quality, price and breadth of products and services offered. We encounter competition from a number of companies in the geographic areas we serve. Majority of our revenue is derived from the sale of promotional products. Our major competitors for our promotional products business include companies such as 4Improint Group plc, Brand Addition (The Pebble Group plc), BAMKO (Superior Group of Companies, Inc.), Staples, Inc., Boundless Network Inc and HALO Branded Solutions, Inc. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

Our marketing strategy is to differentiate ourselves by providing quality service and quality products to our customers. Even if this strategy is successful, the results may be offset by reductions in demand or price declines due to competitors’ pricing strategies or other micro or macro-economic factors. We face the risk of our competition following a strategy of selling its products at or below cost in order to cover some amount of fixed costs, especially in stressed economic times.

Global, national or regional economic slowdowns, high unemployment levels, fewer jobs, changes in tax laws or cost increases might have an adverse effect on our operating results.

Our primary products within our promotional products are used by workers and, as a result, our business prospects are dependent upon levels of employment and overall economic conditions on a global, national and regional level, among other factors. Our revenues are impacted by our customers’ opening and closing of locations and reductions and increases in headcount, including from voluntary turnover and increased automation, which affect the quantity of uniform orders on a per-employee basis. If we are unable to offset these effects, such as through the addition of new customers, the penetration of existing customers with a broader mix of product and service offerings, or decreased production costs that can be passed on in the form of lower prices, our revenue growth rates will be negatively impacted. Likewise, increases in tax rates or other changes in tax laws or other regulations can negatively affect our profitability.

While we do not believe that our exposure is greater than that of our competitors, we could be adversely affected by increases in the prices of fabric, natural gas, gasoline, wages, employee benefits, insurance costs and other components of product cost unless we can recover such increases through proportional increases in the prices for our products and services. Competitive and general economic conditions might limit our ability and that of our competitors to increase prices to cover any increases in our product cost.

The promotional products, uniforms, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

Many of our competitors also source their product requirements from developing countries to achieve a lower cost operating environment, possibly with lower costs than our offshore facilities, and those manufacturers may use these cost savings to reduce prices. Some of our competitors have more purchasing power than we do, which may enable them to obtain products at lower costs. To remain competitive, we may adjust our product and service prices and margins from time-to-time in response to these industry-wide pricing pressures. Additionally, increased customer demands for allowances, incentives and other forms of economic support could reduce our margins and affect our profitability. Our financial performance will be negatively affected by these pricing pressures if we are forced to reduce our prices and we cannot reduce our product costs proportionally or if our product costs increase and we cannot increase our prices proportionally.

Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

The principal components in our promotional products are plastic, glass, fabric and metal. The prices we pay for these fabrics and components and our merchandise are dependent on the market price for the raw materials used to produce them, primarily cotton and chemical components of synthetic fabrics including raw materials such as chemicals and dyestuffs. These finished goods and raw materials are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, currency exchange rates, labor costs, and other unpredictable factors. Fluctuations in petroleum prices also may influence the prices of related items such as chemicals, dyestuffs and polyester yarn.

Although we have not experienced any significant shortage or delay in obtaining raw materials or finished product, our shipping costs for importing raw materials from overseas have increased significantly over the past 12 months. Any increase in raw material prices or shipping costs increases our cost of sales and can decrease our profitability unless we are able to pass the costs on to our customers in the form of higher prices. In addition, if one or more of our competitors is able to reduce their production costs by taking advantage of any reductions in raw material prices or favorable sourcing agreements, we may face pricing pressures from those competitors and may be forced to reduce our prices or face a decline in revenues, either of which could have a material adverse effect on our business, results of operations and financial condition.

Changes to trade regulation, quotas, duties, tariffs or other restrictions caused by the changing U.S. and geopolitical environments or otherwise, such as those with respect to China, may materially harm our revenue and results of operations, such as by increasing our costs and/or limiting the amount of products that we can import.

Our operations are subject to various international trade agreements and regulations, such as the Dominican Republic–Central America Free Trade Agreement (CAFTA-DR), Caribbean Basin Trade Partnership Act (CBTPA), Haitian Hemispheric Opportunity through Partnership Encouragement Act, as amended (HOPE), the Food Conservation and Energy Act of 2008 (HOPE II), the Haiti Economic Lift Program of 2010 (HELP), the African Growth and Opportunity Act (AGOA), the Middle East Free Trade Area Initiative (MEFTA) and the activities and regulations of the World Trade Organization (WTO). Generally, these trade agreements and regulations benefit our business by reducing or eliminating the quotas, duties and/or tariffs assessed on products manufactured in a particular country. However, trade agreements and regulations can also impose requirements that have a material adverse effect on our business, revenue and results of operations, such as limiting the countries from which we can purchase raw materials, limiting the products that qualify as duty free, and setting quotas, duties and/or tariffs on products that may be imported into the United States from a particular country. Certain inbound products to the United States are subject to tariffs assessed on the manufactured cost of goods at the time of import. As a result, we have had to increase prices for certain products and may be required to raise those prices further, or raise our prices on other products, which may result in the loss of customers and harm our operating performance. In response, in part, to tariffs levied on products imported from China we have shifted some production out of China and may seek to shift additional production out of China, which may result in additional costs and disruption to our operations.

The countries in which our products are manufactured or into which they are imported may from time-to-time impose new quotas, duties, tariffs and requirements as to where raw materials must be purchased to qualify for free or reduced duty. These countries also may create additional workplace regulations or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these costs and restrictions could harm our business. We cannot assure that future trade agreements or regulations will not provide our competitors an advantage over us or increase our costs, either of which could have a material adverse effect on our business, results of operations or financial condition. Nor can we assure that the changing geopolitical and U.S. political environments will not result in a trade agreement or regulation being altered which adversely affects our company. The U.S. government may decide to impose or alter existing import quotas, duties, tariffs or other restrictions on products or raw materials sourced from those countries, which include countries from which we import raw materials or in which we manufacture our products. Any such quotas, duties, tariffs or restrictions could have a material adverse effect on our business, results of operations or financial condition.

The apparel industry, including uniforms and corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

The apparel industry, including uniforms and corporate identity apparel for promotional products, is subject to shifting customer demands and evolving fashion trends and our success is also dependent upon our ability to anticipate and promptly respond to these changes. Failure to anticipate, identify or promptly react to changing trends or styles may result in decreased demand for our products, as well as excess inventories and markdowns, which could have a material adverse effect on our business, results of operations and financial condition. In addition, if we misjudge consumer preferences, our brand image may be impaired. We believe our products are, in general, less subject to fashion trends compared to many other apparel manufacturers because the majority of what we manufacture and sell are uniforms, scrubs, corporate identity apparel and other accessories.

Our success depends upon the continued protection of our intellectual property rights and we may be forced to incur substantial costs to maintain, defend, protect and enforce our intellectual property rights.

Our owned intellectual property and certain of our licensed intellectual property have significant value and are instrumental to our ability to market our products. We cannot assure that our owned or licensed intellectual property or the operation of our business does not infringe on or otherwise violate the intellectual property rights of others. We cannot assure that third parties will not assert claims against us on any such basis or that we will be able to successfully resolve such claims. In addition, the laws of some foreign countries do not allow us to protect, defend or enforce our intellectual property rights to the same extent as the laws of the United States. We could also incur substantial costs to defend legal actions relating to use of our intellectual property or prosecute legal actions against others using our intellectual property, either of which could have a material adverse effect on our business, results of operations or financial condition. There also can be no assurance that we will be able to negotiate and conclude extensions of existing license agreements on similar economic terms or at all.

General Risk Factors

Some of the products that we design or otherwise assist customers with producing create exposure to potential product liability, warranty liability or personal injury claims and litigation.

Some of the products that we design or otherwise assist customers with producing are used in applications and situations that involve risk of personal injury and death. Our services expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence and strict liability. If successful, such claims could have a material adverse effect on our business.

Defects in the products that we design or otherwise assist customers with producing could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Although we carry certain standard commercial insurance, including products-completed operations coverage, we do not currently maintain separate product liability insurance, and we may not be able to obtain and maintain such insurance on acceptable terms, if at all, in the future. Even if we have purchased product liability insurance in the future, product liability claims may exceed the amount of our insurance coverage. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We are subject to periodic litigation in both domestic and international jurisdictions that may adversely affect our financial position and results of operations.

From time to time we may be involved in legal or regulatory actions regarding product liability, employment practices, intellectual property infringement, bankruptcies and other litigation or enforcement matters. These proceedings may be in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws. Due to the inherent uncertainties of litigation in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss or other remedies, such as product recalls, which could adversely affect our financial position and results of operations.

Volatility in the global financial markets could adversely affect results.

In the past, global financial markets have experienced extreme disruption, including, among other things, volatility in securities prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further change or volatility, which could lead to challenges in our business and negatively impact our financial results. Any future tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition.

Inability to attract and retain key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and other key personnel, such as our Chief Executive Officer and President, Andrew Shape, our Executive Chairman, Andrew Stranberg, our Executive Vice President, Randolph Birney. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, or if we were unable to attract and retain senior management or key personnel, our results of operations could be adversely affected.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could impact our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. Additionally, the ongoing COVID-19 pandemic may result in temporary or permanent healthcare reform measures, would result in significant cost increases and other negative impacts to our business. While the Company has various cost control measures in place and employs an outside consultant to review on larger claims, employee health benefits have been and are expected to continue to be a significant cost to the Company. Medical costs will continue to be a significant expense to the Company and may increase due to factors outside the Company’s control.

We may recognize impairment charges, which could adversely affect our financial condition and results of operations.

We assess our goodwill, intangible assets and long-lived assets for impairment when required by generally accepted accounting principles in the United States (GAAP). These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their estimated fair values. The estimated fair value of these assets is impacted by general economic conditions in the locations in which we operate. Deterioration in these general economic conditions may result in: declining revenue, which can lead to excess capacity and declining operating cash flow; reductions in management’s estimates for future revenue and operating cash flow growth; increases in borrowing rates and other deterioration in factors that impact our weighted average cost of capital; and deteriorating real estate values. If our assessment of goodwill, intangible assets or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, this may adversely affect our financial condition and results of operations.

Environmental regulations may impact our future operating results.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, concerning, among other things, wastewater discharges, air emissions and solid waste disposal, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

If we are unable to accurately predict our future tax liabilities, become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Failure of our secured line of credit to renew could strain our ability to pay other obligations.

We have a $3,500,000 secured line of credit with Bank of America. At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company. We do not know whether this line of credit will be renewed. If we are unable to renegotiate or extend this line of credit, then we may default on the line of credit as well as our other obligations. Although Andrew Stranberg, our Executive Chairman and majority shareholder, is a guarantor on the line of credit, there is a potential for conflicts of interest between his personal interests and ours whether his guaranty is called upon or not. No assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects. In that event, Bank of America could enforce its security interest in all of our assets, potentially resulting in a material adverse effect on our business, results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We have applied to list of our common stock on Nasdaq under the symbol “STRN.” There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded. If we fail to obtain a listing on Nasdaq, we may seek quotation on the OTCQX Best Market or OTCQB Venture Market operated by OTC Markets Group Inc. These markets are inter-dealer, over-the-counter markets that provide significantly less liquidity than Nasdaq.

Even if our common stock is approved for listing on Nasdaq, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common stock on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Our key officers and directors may own a majority of our outstanding common stock after this offering. As a result, it may have the ability to approve all matters submitted to our shareholders for approval.

Our key officers and directors will own approximately [ ]% of our outstanding common stock following this offering, or approximately [ ]% if the underwriters exercise the over-allotment option in full. It therefore may have the ability to approve all matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	any amendments to our articles of incorporation or our bylaws; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, this concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this offering to repay the balance under our bank line of credit, invest in technology, expand our marketing efforts, recruit personnel, and general corporate and working capital purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of March 31, 2021, our net tangible book value was approximately $923,915, or approximately $0.09 per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $[ ] per share of common stock being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of March 31, 2021, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $[ ] per share (or $[ ] per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

In addition, following our reincorporation in Nevada on May 24, 2021, a number of stock transfers by our Executive Chairman, Andrew Stranberg, resulted in our Chief Executive Officer, President and Director Andrew Shape, our Executive Vice President Randolph Birney, and Theseus Capital Ltd., receiving from Mr. Stranberg 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. The transfers to Mr. Shape and Mr. Birney were agreed to be paid at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of Messrs. Shape and Birney paid the purchase price for their shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. Pursuant a to different arrangement with Mr. Stranberg, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for its 700,000 shares of stock, or approximately $0.0001429 per share. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company.

In addition, we plant to grant restricted stock to certain employees of the Company totaling approximately 57,500 shares for no consideration and options to purchase up to approximately 1,339,000 shares at an exercise price equal to the offering price of the shares in this offering, or $[ ] per share, as soon as possible after the consummation of this offering. The weighted average price per share for these share transfers and grants will be approximately $[ ]. The dilutive effect of these share transfers and grants on the value of your shares may therefore be substantial.

A recent independent valuation of our stock and recent stock purchase prices are lower than the purchase price in this offering, which means that our common stock may be worth less than the purchase price.

The per share purchase price of our common stock in this offering has been arbitrarily determined by us without regard to an independent valuation of that common stock. On May 24, 2021, our Executive Chairman, Andrew Stranberg, transferred 3,400,000, 800,000 and 700,000 shares of our common stock to our Chief Executive Officer, President and Director Andrew Shape, our Executive Vice President Randolph Birney, and Theseus Capital Ltd., respectively. The price per share in the transfers of our common stock by Mr. Stranberg to Mr. Shape and Mr. Birney was $0.1985 per share, being the value of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. The aggregate purchase price of $100 paid by Theseus was nominal and was pursuant to a different arrangement with Mr. Stranberg. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. None of these purchase prices was based on the perceived current market value, book value, or other established criteria and has no relationship to the price per share in this offering. We did not obtain an independent appraisal opinion on the valuation of our common stock as of the date of this offering. Accordingly, our common stock may have a value significantly less than the offering price, and our common stock may never obtain a value equal to or greater than the offering price.

Risks Related to our Common Stock

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common stock. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our articles of incorporation authorize us to issue up to 50,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[ ] from this offering (or approximately $[ ] if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	25% of the net proceeds (approximately $[ ] million) for acquisitions and partnerships;

●	20% of the net proceeds (approximately $[ ] million) for investments in technology and expanding corporate infrastructure;

●	15% of the net proceeds (approximately $[ ] million) for expansion of our sales team and marketing efforts;

●	20% of the net proceeds (approximately $[ ] million) for repayment of the balance under our bank line of credit; and

●	20% of the net proceeds (approximately $[ ] million) for general working capital and other corporate purposes.

Each $1.00 increase or decrease in the assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $[ ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

●	on an actual basis;

●	on a pro forma basis to give effect to the increase in authorized stock, change in par value and forward split that was completed on May 24, 2021;

●	on a pro forma basis to reflect the sale of [ ] shares by us in this offering at an assumed price to the public of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions of $[ ] and (ii) our estimated other offering expenses of $[ ]; and

●	on a pro forma basis to reflect the sale of [ ] shares by us in this offering, assuming the underwriters elect to exercise the over-allotment option in full, at an assumed price to the public of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions of $[ ] and (ii) our estimated other offering expenses of $[ ].

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021: (unaudited)
	Actual	Pro Forma	Post-Offering Pro Forma without Over- Allotment Option	Post-Offering Pro Forma with Over- Allotment Option
Cash and cash equivalents	$514,104	$	$	$
Long-term liabilities:
Long-Term Debt, Net of Current Portion	$728,478	$	$	$
Long-Term Wildman Contingent Earn-Out Liability	1,850,960
Long-Term Obligation under Right of Use Asset – Office Leases	$1,019,412	$	$	$
Total long-term liabilities	$3,598,850
Total liabilities	$10,759,317	$	$	$
Shareholders’ equity (deficit):
Preferred stock, none authorized or issued and outstanding on an actual basis; $0.0001 par value, 50,000,000 shares authorized and no shares issued and outstanding on a pro forma basis (prior to this offering)
Common stock, $0.50 par value, 200,000 (pre-split) shares authorized and 100 (pre-split) shares issued and outstanding on an actual basis; $0.0001 par value, 300,000,000 shares authorized and 10,000,000 shares issued and outstanding on a pro forma basis (prior to this offering)	100
Retained Earnings	1,337,570
Total shareholders’ equity (deficit)	1,337,670
Total liabilities and shareholders’ equity	$12,096,987	$	$	$

Each $1.00 increase or decrease in the assumed offering price per share of $[ ], assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $[ ] (or $[ ] if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	approximately 1,339,000 total shares of common stock issuable upon the exercise of options which we intend to grant to our employees under the Plan, pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering, at an exercise price equal to the offering price of the shares in this offering, or $[ ] per share;

●	approximately 57,500 total shares of restricted common stock which we intend to grant to our employees under the Plan pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering;

●	[ ] shares of common stock that are reserved for issuance under the Plan, which is inclusive of the approximately 1,339,000 shares issuable upon the exercise of options and 57,500 restricted common shares referred to above that will be issued under the Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the representative’s warrants issued in connection with this offering.

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of March 31, 2021 was approximately $923,915, or approximately $0.09 per share.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of [ ] shares of our common stock in this offering at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $[ ], or approximately $[ ] per share. This amount represents an immediate increase in pro forma net tangible book value of $[ ] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[ ] per share to purchasers of our common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share	$	[ ]
Net tangible book value per share at March 31, 2021		$0.09
Pro forma net tangible book value per share after this offering	$	[ ]
Increase in net tangible book value per share to the existing shareholders	$	[ ]
Dilution in net tangible book value per share to new investors in this offering	$	[ ]

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $[ ] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $[ ] per share.

The following table sets forth, on a post-split basis and assuming the sale of [ ] shares of our common stock in this offering, as of March 31, 2021, the total number of shares of common stock previously issued and sold by us to existing investors, the total consideration paid for the foregoing and the average price per share of common stock, before deducting estimated underwriter commissions and offering expenses, in each case payable by us. As the table shows, new investors purchasing shares of our common stock in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount		Percent	Per Share
Existing shareholders(1)	[ ]	[ ]	$	[ ]	[ ]	$	[ ]
New investors	[ ]	[ ]	$	[ ]	[ ]	$	[ ]
Total	[ ]	100.00%	$	[ ]	100.00%	$	[ ]

(1)	As of the date of this prospectus, we have issued new shares only to our founder and Executive Chairman, Andrew Stranberg. Prior to May 24, 2021, our sole shareholder, our Executive Chairman, Andrew Stranberg, held 100 shares of common stock for which he paid no or nominal consideration. On May 24, 2021, among other corporate changes, we completed a 100,000-for-1 forward stock split of our outstanding common stock through our reincorporation merger in Nevada. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by Mr. Stranberg. Following our reincorporation, on May 24, 2021, a number of stock transfers by our Executive Chairman, Andrew Stranberg, resulted in our Chief Executive Officer, President and Director, Andrew Shape, our Executive Vice President, Randolph Birney, and Theseus Capital Ltd., receiving from Mr. Stranberg 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. The transfers to Mr. Shape and Mr. Birney were agreed to be paid at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of Messrs. Shape and Birney paid the purchase price for their shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. Pursuant to a different arrangement with Mr. Stranberg, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for its stock. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. For a complete description of these transactions, please see “Corporate History and Structure”.

The table above excludes the following shares:

●	approximately 1,339,000 total shares of common stock issuable upon the exercise of options which we intend to grant to our employees under the Plan, pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering, at an exercise price equal to the offering price of the shares in this offering, or $[ ] per share;

●	approximately 57,500 total shares of restricted common stock which we intend to grant to our employees under the Plan pursuant to a Registration Statement on Form S-8 to be filed immediately after the consummation of this offering;

●	[ ] shares of common stock that are reserved for issuance under the Plan, which is inclusive of the approximately 1,339,000 shares issuable upon the exercise of options and 57,500 restricted common shares referred to above that will be issued under the Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the representative’s warrants issued in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are an outsourced marketing solutions provider that sells branded products to customers. We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers.

In addition to selling branded products, we offer clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

We earn the majority of our revenue from the sale of unique, quality promotional products for a wide variety of industries primarily to support marketing efforts. We also derive revenues from service fees from loyalty programs, event management, print services, fulfillment services, and technology services.

Our sales declined 23.6% year-over-year in the first quarter of 2021 compared to the first quarter of 2020 due to businesses not being fully reopened, a lack of in-person events and market saturation of personal protective equipment as a result of the COVID-19 pandemic. Nevertheless, we expect that by either the third or fourth quarter of 2021 pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales during the first two quarters of 2021. For further discussion, see “COVID-19 Pandemic” below. As of March 31, 2021, we had $12.1 million of total assets with $1.3 million of total shareholder equity.

Recent Developments

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg. Following our reincorporation in Nevada, on May 24, 2021, a number of stock transfers by Mr. Stranberg resulted in Mr. Stranberg, Andrew Shape, our Chief Executive Officer, President and Director, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., owning 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. The transfers to Mr. Shape and Mr. Birney were agreed to be paid at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of Messrs. Shape and Birney paid the purchase price for their shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. Pursuant to a different arrangement with Mr. Stranberg, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for its stock. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. These share transfers are subject to certain repurchase and lockup conditions. Please see “Corporate History and Structure” in this prospectus.

We plan to file a Registration Statement on Form S-8 immediately after the consummation of this offering to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our 2021 Equity Incentive Plan. We plan to grant options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock, of which approximately 405,000 of the options to purchase common stock and 37,500 of the restricted shares will be granted to approximately 55 non-executive employees, and an aggregate of 20,000 of the restricted shares and 134,000 options will be granted to two executive officers. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, and a term of ten years. These restricted shares and approximately 539,000 options will both be subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant. The other options, to be granted to certain of our executive officers and directors, which in aggregate will be exercisable to purchase 800,000 shares, will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The restricted stock and option grants will be treated as employee compensation for accounting purposes and will be reported as compensation expense based on the fair value of the stock on the grant date allocated over the service period. Please see “Corporate History and Structure” and “Executive Compensation – Employment Agreements” in this prospectus. For more information regarding determinations of the fair value of equity interests as components of equity compensation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation”.

Impact of COVID-19 Pandemic

The current global pandemic of a novel strain of coronavirus, or COVID-19, and the global measures taken to combat it, may have an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to the pandemic. Some measures that directly or indirectly impact our business include voluntary or mandatory quarantines, restrictions on travel and limiting gatherings of people in public places.

We believe that we have fully complied with all state and local requirements relating to COVID-19. We have undertaken various measures in an effort to mitigate the spread of COVID-19, including encouraging employees to work remotely if possible. We also have enacted business continuity plans, which may make maintaining our normal level of corporate operations, quality controls and internal controls difficult. Moreover, the COVID-19 pandemic may cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, the COVID-19 pandemic and mitigation efforts may also adversely affected our customers’ financial condition, resulting in reduced spending for the products we sell.

As events are rapidly changing, we do not know how long the COVID-19 pandemic and the measures that have been introduced to respond to it will disrupt our operations or the full extent of that disruption. Further, once we are able to restart normal business hours and operations doing so may take time and will involve costs and uncertainty. We also cannot predict how long the effects of the COVID-19 pandemic and the efforts to contain it will continue to impact our business after the pandemic is under control. Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. It is also possible that the impact of the pandemic and response on our suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures have negatively impacted, and may continue to impact, our business and financial condition as the responses to control COVID-19 continue.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” above.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Comparison of Three Months Ended March 31, 2021 and 2020

	Three Months Ended
Consolidated Operations Data	March 31, 2021	March 31, 2020
Sales	$7,544,191	$9,875,082

Cost of Sales:
Purchases	4,535,233	6,219,486
Freight	717,250	571,606
Total Cost of Sales	5,252,483	6,791,092

Gross Profit	2,291,708	3,083,990

Operating Expenses:
Bad Debt Expense	34,000	-
General and Administrative Expenses	2,611,457	2,246,525
Total Operating Expenses	2,645,457	2,246,525

Earnings from Operations	(353,749)	837,465

Other Income and (Expense):
Interest Expense	(12,862)	(24,521)
Interest Income	-	-
Other Income	-	-
Total Other Income and (Expense)	(12,862)	(24,521)

Earnings Before Income Taxes	(366,611)	812,944

Income Taxes:
Current
State	-	29,575
Federal	-	75,984
Total Current Income Taxes	-	105,559

Deferred Income Taxes
State	(20,400)	-
Federal	(56,126)	-
Total Deferred Income Taxes	(76,526)	-

Net Earnings and (Losses)	(290,085)	707,385

Retained Earnings, Beginning	1,627,655	598,533

Retained Earnings, Ending	1,337,570	$1,305,918

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits.

Our sales decreased 23.6% from $9.9 million for the three months ended March 31, 2020 to $7.5 million for the three months ended March 31, 2021. The decrease was primarily due to businesses not being fully reopened, a lack of in-person events and market saturation of personal protective equipment as a result of the COVID-19 pandemic.

Cost of Sales

Cost of sales consists of the costs of purchasing inventory and freight charges. Our total cost of sales decreased 22.7% from $6.8 million for the three months ended March 31, 2020 to $5.3 million for the three months ended March 31, 2021. More specifically, cost of purchases decreased from $6.2 million in the three months ended March 31, 2020 to $4.5 million in the three months ended March 31, 2021, or 27.1%, while freight costs increased from $0.6 million in the three months ended March 31, 2020 to $0.7 million in the three months ended March 31, 2021, or 25.5%. The decrease in cost of purchases was primarily due to a decrease in sales of 23.6%, while the increase in freight costs was primarily due to a general increase in freight costs, both domestic and international, as a result of the COVID-19 pandemic.

Operating Expenses

Operating expenses consist of bad debt expense and general and administrative expenses. Our operating expenses increased 17.8%, or $0.4 million, to $2.6 million for the three months ended March 31, 2021 compared to $2.2 million for the three months ended March 31, 2020. This increase was primarily due to an increase in general and administrative expenses of $0.4 million, or 17.8%, from $2.2 million in the three months ended March 31, 2020 to $2.6 million in the three months ended March 31, 2021, which in turn was primarily due to additional expenses related to the acquisition of the Wildman Imprint assets.

Other Income and Expense

Other income and expense consists of interest expense, interest income and other income. During the first quarters of 2020 and 2021, we had interest expense and no interest income or other income. Our interest expense decreased $0.01 million from $0.02 million in the three months ended March 31, 2020 to $0.01 million in the three months ended March 31, 2021, or 47.5%. This decrease was primarily due to a decrease in borrowings on our bank’s line of credit.

Income Taxes

Our effective income tax rate was 20.9% in deferred taxes and 13.0% in current taxes for the three months ended March 31, 2021 and 2020, respectively. The decrease in the effective tax rate was driven by a decrease from 3.6% to (5.6)% in our effective state income tax rate and a decrease from 9.3% to (15.3)% in our effective federal income tax rate. For further discussion of changes in the effective tax rate, refer to Notes A.11. and A.12. to the Financial Statements.

Net Earnings and Losses

Our net earnings decreased 151.8% from $0.7 million for the three months ended March 31, 2020 to net losses of $0.3 million for the three months ended March 31, 2021. This decrease was due primarily to reduced revenue caused by the impact of the COVID-19 pandemic as well as the completion of the U.S. Census program in 2020, combined with elevated expenses associated with the acquisition and integration of the Wildman Imprints assets in 2021.

Comparison of Years Ended December 31, 2020 and 2019

	Fiscal Years Ended
Consolidated Operations Data	December 31, 2020	December 31, 2019
Sales	$37,752,173	$30,316,831

Cost of Sales:
Purchases	24,167,798	19,395,199
Freight	2,099,511	1,961,441
Total Cost of Sales	26,267,309	21,356,640

Gross Profit	11,484,864	8,960,191

Operating Expenses:
Bad Debt Expense	67,899	140,292
General and Administrative Expenses	9,926,092	8,226,145
Total Operating Expenses	9,993,991	8,366,437

Earnings from Operations	1,490,873	593,754

Other Income and (Expense):
Interest Expense	(49,457)	(109,117)
Interest Income	-	977
Other Income	$10,000	$76,000
Total Other Income and (Expense)	(39,457)	(32,140)

Earnings Before Income Taxes	1,451,416	561,614

Income Taxes:
State	$118,300	$59,011
Federal	303,936	112,740
Total Income Taxes	422,236	171,751

Net Earnings	$1,029,180	$389,863

Retained Earnings, Beginning	598,474	208,611

Retained Earnings, Ending	$1,627,654	$598,474

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits.

Our sales increased 24.5% from $30.3 million for the year ended December 31, 2019 to $37.8 million for the year ended December 31, 2020. The increase was primarily due to the acquisition of the Wildman Imprints assets and organic growth within the Company. Further, investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.”

Cost of Sales

Cost of sales consists of the costs of purchasing inventory and freight charges. Our total cost of sales increased 23.0% from $21.4 million for the year ended December 31, 2019 to $26.3 million for the year ended December 31, 2020. More specifically, cost of purchases increased from $19.4 million in 2019 to $24.2 million in 2020, or 24.6%. This part of the increase was primarily due to an increase in sales of 24.5%. However, investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.” In addition, freight costs increased from $2.0 million in 2019 to $2.1 million in 2020, or 7.0%. This part of the increase was primarily due to a general increase in freight costs, both domestic and international, as a result of the COVID-19 pandemic.

Operating Expenses

Operating expenses consist of bad debt expense and general and administrative expenses. Our operating expenses increased 19.5%, or $1.6 million, to $10.0 million for the year ended December 31, 2020 compared to $8.4 million for the year ended December 31, 2019. This increase was primarily due to an increase in general and administrative expenses of $1.7 million, or 20.7%, from $8.2 million in 2019 to $9.9 million in 2020, which in turn was primarily due to increased sales and commissions; and was partly offset by a decrease in bad debt expense of $0.7 million or 51.6%, from $0.14 million in 2019 to $0.07 million in 2020, which in turn was primarily due to a decrease in write-off of uncollectable receivables.

Other Income and Expense

Other income and expense consist of interest expense, interest income and other income. Our other income and expense increased $0.01 million from $0.03 million in 2019 to $0.04 million in 2020, or 22.8%. Our interest expense decreased $0.06 million to $0.05 million for the year ended December 31, 2020 from $0.11 million for the year ended December 31, 2019, or 54.7%. This decrease was primarily due to a decrease in borrowings on our bank’s line of credit. Our interest income decreased from $0.01 million to $0 from 2019 to 2020, respectively. This decrease was primarily due to the final payment of an employee loan. Our other income decreased from $0.08 million in 2019 to $0.01 million in 2020, or 86.8%. This decrease was primarily due to the recovery of a previously written-off customer receivable in 2019 and the receipt of the Economic Injury Disaster Loan (“EIDL”) advance loan in 2020.

Income Taxes

Our effective income tax rate was 29.1% and 30.6% for the years ended December 31, 2020 and 2019, respectively. The decrease in the effective tax rate was driven by a decrease from 10.5% to 8.2% in our effective state income tax rate offset by an increase from 20.1% to 20.9% in our effective federal income tax rate. For further discussion of changes in the effective tax rate, refer to Notes A.11. and A.12. to the Financial Statements.

Net Earnings

Our net earnings increased 164.0% from $0.4 million for the year ended December 31, 2019 to $1.0 million for the year ended December 31, 2020. This increase was due primarily to the majority of U.S. Census program revenue being recognized in 2020 along with revenue from personal protective equipment (PPE) in the second half of 2020 that helped to offset a decline in our traditional business due to the lack of in-person events.

Liquidity and Capital Resources

As of March 31, 2021, we had cash and cash equivalents of $514,104. To date, we have financed our operations primarily through revenue generated from operations and bank borrowings.

We believe that our current levels of cash, either with or without the proceeds of this offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus:

Cash Flow

	Three Months Ended		Year Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019
Net cash provided by (used in) operating activities	$38,670	$913,186	$(1,989,565)	$872,655
Net cash (used in) investing activities	(123,084)	(93,913)	(176,467)	(117,880)
Net cash provided by (used in) financing activities	(48,717)	949,286	375,007	(326,437)
Net increase (decrease) in cash and cash equivalents	(133,131)	1,768,559	(1,791,025)	428,338
Cash and cash equivalents at beginning of period	647,235	2,438,260	2,438,260	2,009,922
Cash and cash equivalent at end of period	$514,104	$4,206,819	$647,235	$2,438,260

Net cash provided by operating activities was $38,670 for the three months ended March 31, 2021, as compared to net cash provided by operating activities of $913,186 for the three months ended March 31, 2020. For the three months ended March 31, 2021, decreases in both accounts receivable and accounts payable were the primary drivers of the net cash provided by operating activities. For the three months ended March 31, 2020, increases in accounts receivable and inventory accompanied by an increase in accounts payable were the primary drivers of the net cash provided by operating activities.

Net cash used in operating activities was $1,989,565 for the year ended December 31, 2020, as compared to net cash provided by operating activities of $872,655 for the year ended December 31, 2019. For the year ended December 31, 2020, increases in accounts receivable and decreases in accounts payable and reward program liability were the primary drivers of the net cash used in operating activities. For the year ended December 31, 2019, increases in accounts receivable, accounts payable and reward program liability were the primary drivers of the net cash provided by operating activities.

Net cash used in investing activities was $123,084 for the three months ended March 31, 2021, and $93,913 for the three months ended March 31, 2020, primarily for additions to software-related property and equipment in both quarters.

Net cash used in investing activities was $176,467 for the year ended December 31, 2020, and $117,880 for the year ended December 31, 2019, primarily for additions to software-related property and equipment in both years.

Net cash used in financing activities was $48,717 for the three months ended March 31, 2021, as compared to net cash provided in financing activities of $949,286 for the three months ended March 31, 2020, primarily consisting of borrowings and reductions on our line of credit and stockholder loan.

Net cash provided by financing activities was $375,007 for the year ended December 31, 2020, as compared to net cash used in financing activities of $326,437 for the year ended December 31, 2019. For the year ended December 31, 2020, net cash provided by financing activities consisted of Payment Protection Program (“PPP”) and EIDL Program loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), offset by borrowings and reductions on our bank line of credit. For the year ended December 31, 2019, net cash used in financing activities primarily consisted of borrowings and reductions on our bank line of credit.

On April 15, 2020, the Company received loan proceeds from Bank of America in the amount of approximately $770,062 under the PPP. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1% with a deferral of payments for the first six months. Subsequent to year (quarter) end, the Company received forgiveness by the U.S. Small Business Administration (SBA) of the PPP loan in full, effective June 24, 2021. Accordingly, the entire PPP loan balance has been recorded as a liability at March 31, 2020.

On May 15, 2020, the Company received loan proceeds from the SBA in the amount of approximately $150,000 under the EIDL Program. The EIDL Program provides loans to qualifying businesses to provide economic relief to small businesses currently experiencing a temporary loss of revenue. The loan accrues interest at a rate of 3.75% per annum. Installment payments, including principal and interest, begin 12 months from the date of the note and are payable over 30 years.

The following is a schedule by years of aggregate maturities of indebtedness at December 31 of the following years:

Year	Aggregate Mature Debt
2021	$$153,133
2022	155,844
2023	157,502
2024	159,181
2025	160,879
Thereafter	133,423
Total	$919,962

Contractual Obligations

Wildman Imprints Acquisition

On September 28, 2020 we entered into an asset purchase agreement to acquire the inventory, select fixed assets, and a customer list of the Wildman Imprints division of WBG. In connection with the asset acquisition, the customer list was purchased using a contingent earn-out calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. In connection with the asset acquisition, we also had an amount due to the seller under a note in the amount of $162,358 as of December 31, 2020 for the inventory and property and equipment purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three-year earn-out period. We anticipate that the note will be paid in full in 2021. We anticipate no deficiencies in our ability to make the payments required under the asset purchase agreements. The aggregate purchase price was $2,937,222, as follows:

Fair Value of Identifiable Assets Acquired:
Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
Total	$2,937,222

Consideration Paid:
Cash	521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
Total	$2,937,222

For further discussion see Notes M and N to the Financial Statements.

Property Leases

The following is a schedule by years of future minimum property lease payments at December 31, 2020:

Year	Lease Rent Due
2021	$341,619
2022	343,503
2023	345,252
2024	322,491
2025	135,740
Total	$1,488,605

Rent expense for the years ended December 31, 2020 and 2019 totaled $406,806 and $365,360, respectively. We anticipate no deficiencies in our ability to make these payments.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Method of Accounting

The financial statements are prepared using the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

Inventory

Inventory is stated at the lower of cost or market value.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014- 09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales

The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance Obligations Satisfied at a Point in Time	$37,752,173
Performance Obligations Satisfied Over Time	$-
Total Revenue	$37,752,173

Freight

The Company includes freight charges as a component of cost of goods sold.

Uncertainty in Income and Other Taxes

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020 and 2019, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

Sales Tax

Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and goods and services taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) and July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Targeted Improvements (collectively “Topic 842”). Topic 842 establishes a new lease model, referred to as the right-of-use model that brings substantially all leases onto the balance sheet. This standard requires lessees to recognize leased assets and lease liabilities on the balance sheet and disclose key information about the leasing arrangements in their financial statements. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted Topic 842 effective on January 1, 2019 using the modified retrospective transition approach that allows a reporting entity to use the effective date as its date of initial application and not restate the comparative periods in the period of adoption when transitioning to the new standard. Consequently, the requisite financial information and disclosures under the new standard are excluded for dates and periods prior to January 1, 2019. In addition, the Company elected to use a number of optional simplification and practical expedients (reliefs) permitted under the transition guidance within the new standard, including allowing the Company to combine fixed lease and non-lease components, apply the short-term lease exception to all leases of one year or less, and utilize the “package of practical expedients”, which permits the Company to not reassess prior accounting conclusions with respect to lease identification, lease classification and initial direct costs under Topic 842. Adoption of this new standard resulted in the recognition of $1,358,517 of operating lease liabilities ($299,765 in current liabilities and $1,058,752 in long-term liabilities) which represented the present value of the remaining lease payments of $1,488,605, discounted using the Company’s lease discount rate of 3% and $1,358,517 of operating lease right-of-use assets. Refer to Note O for the impact to the financial statements as of December 31, 2020.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. Goodwill impairment charges, if any, would be determined by the difference between a reporting unit’s carrying value and its fair value (impairment loss is limited to the carrying value). This standard is effective for annual or any interim goodwill impairment tests beginning after December 15, 2019. The Company’s adoption of this standard on January 1, 2020 did not have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update also requires an entity to expense the capitalized implementation costs of a hosting arrangement over the term of the hosting arrangement. This update is effective for fiscal years beginning after December 15, 2019 and may be applied prospectively or retrospectively. On January 1, 2020, the Company adopted this standard on a prospective basis. The Company’s adoption of this standard did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes”, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company’s adoption of this standard is not expected to have a material impact on its financial statements.

CORPORATE HISTORY AND STRUCTURE

Our company was incorporated in the State of Massachusetts on November 17, 1995 under the name “Strän & Company, Inc.” We also use the registered trade name “Stran Promotional Solutions”.

On September 26, 2020, we acquired certain assets including the customer account managers and customer base of the Wildman Imprints division of WBG.

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg.

Following our reincorporation in Nevada, on May 24, 2021, Mr. Stranberg was our sole stockholder then holding a total of 10,000,000 shares of our common stock. On the date of the reincorporation transaction, Mr. Stranberg transferred 3,400,000 shares of common stock to Andrew Shape, our Chief Executive Officer and President and one of our directors, and 800,000 shares of common stock to Randolph Birney, our Executive Vice President. The shares were transferred to each of Mr. Shape and Mr. Birney pursuant to stock purchase agreements. The transfers to Mr. Shape and Mr. Birney were agreed to be paid at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of Messrs. Shape and Birney paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. Each of the promissory notes provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. Each note grants a security interest to Mr. Stranberg in the transferred stock as to the repayment obligations under the note.

The stock purchase agreements between Mr. Stranberg and Messrs. Shape and Birney provide that if this offering is not consummated on or before the 240th day following the date of the stock purchase agreements, then all of the shares so transferred will become subject to repurchase. The repurchase price would be equal to the price paid by Mr. Shape and Mr. Birney, respectively (with credit, in each case, for amounts remaining due under the promissory note). In addition, unpaid principal and accrued interest under the promissory note would become immediately due. The stock is also subject to a lockup provision providing that (i) none of the shares may be sold or otherwise transferred until the expiration of Mr. Stranberg’s repurchase option and (ii) subject to the transfer restriction set forth in clause (i) above, one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two year period.

Following the reincorporation in Nevada, on May 24, 2021, Mr. Stranberg also transferred 700,000 shares of common stock to Theseus Capital Ltd. (“Theseus”), pursuant to a stock purchase agreement. Pursuant to a different arrangement with Mr. Stranberg from Mr. Shape and Mr. Birney’s, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for its stock. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. Under the terms of the stock purchase agreement, Mr. Stranberg has the right to repurchase the stock from Theseus at the same nominal price if this offering is not consummated within 240 days following the date of the agreement and the Company does not otherwise become a public reporting company by such time. The repurchase right will expire upon the consummation of this offering. Theseus executed an irrevocable proxy providing that Mr. Stranberg may vote and exercise all voting and related rights with respect to the shares. The irrevocable proxy will automatically terminate with respect to any shares that Theseus sells in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade.

Following the stock transfer transactions described above, Mr. Stranberg, Mr. Shape, Mr. Birney and Theseus each owned 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively.

We have determined that immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 covering grants of restricted stock and options to purchase stock to certain of our executive officers, directors and employees pursuant to our 2021 Equity Incentive Plan. Immediately following the consummation of this offering, we will then grant options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock, including options to purchase up to 400,000 shares to our Treasurer, Secretary, Executive Chairman, and Director, Andrew Stranberg; 323,810 options to our Chief Executive Officer, President and Director, Andrew Shape; 76,190 options to our Executive Vice President, Randolph Birney; 81,000 options to our Vice President of Finance and Administration, Christopher Rollins; and 53,000 options to our Vice President of Growth and Strategic Initiatives, John Audibert. 10,000 shares of the restricted stock will be granted to each of Mr. Rollins and Mr. Audibert. The other approximately 405,000 options to purchase common stock and 37,500 shares of restricted stock will be granted to approximately 55 other employees. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, and a term of ten years. The restricted stock and options will be subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant, except that the options to be granted to Mr. Stranberg, Mr. Shape and Mr. Birney will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. For further description of the terms of the option grants to Mr. Stranberg, Mr. Shape and Mr. Birney, please see “Executive Compensation – Employment Agreements” in this prospectus.

As of the date of this prospectus, we have no subsidiaries.

Our principal executive offices are located at 2 Heritage Drive, Suite 600, Quincy, MA 02171 and our telephone number is 800-833-3309. We maintain a website at https://www.stran.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus. Our fiscal year ends December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

BUSINESS

Overview

We are an outsourced marketing solutions provider, working closely with our customers to develop sophisticated marketing programs that leverage our promotional products and loyalty incentive expertise. It is our mission to develop long term relationships with our customers, enabling them to connect with both their customers and employees in order to build lasting brand loyalty.

We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. In addition to selling branded products, we offer our clients:

●	custom sourcing capabilities;

●	a flexible and customizable e-commerce solution for

■	promoting branded merchandise and other promotional products;

■	managing promotional loyalty and incentives, print collateral, and event assets;

■	order and inventory management; and

■	designing and hosting online retail popup shops, fixed public retail online stores, and online business-to business service offerings;

●	creative and merchandising services;

●	warehousing/fulfillment and distribution;

●	print-on-demand, kitting, and point of sale displays; and

●	loyalty and incentive programs.

These valuable services, as well as the deep level of commitment we have to the business operations of our customers, have resulted in a strong and stable position within the industry.

We specialize in managing complex promotional marketing programs to help recognize the value of promotional products and branded merchandise as a tool to drive awareness, build brands and impact sales. This form of advertising is very powerful and impactful and particularly effective at building brand loyalty because it typically uses products that are considered useful and appreciated by recipients and are retained and used or seen repeatedly, repeating the imprinted message many times without adding cost to the advertiser. We have built the tools, processes, relationships and the blueprint to maximize the potential of these products and deliver the most value to our customers.

For over 25 years we have grown into a leader in the promotional products industry, ranking 18th overall and tied for 7th fastest-growing in the United States on Print+Promo’s 2020 Top 50 Distributors list, and 32nd from over 40,000 businesses based on ASI’s Counselor magazine 2021 Top 40 Distributors list. Since our first year of operations in 1995, our annual revenues have gradually grown from approximately $240,000 to over $37.7 million in 2020, a compound annual growth rate of approximately 22%, and between 2017 and 2020, our revenues grew at a compound annual growth rate of approximately 24%. During 2017 through 2020, we had consistent gross margins of approximately 30%, and processed over 25,000 customer orders per year. As of March 31, 2021, we had total assets of $12.1 million with total shareholder equity of $1.3 million.

We serve a highly diversified customer base across many industry verticals including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Many of our customers are household names and include some of the largest corporations in the world.

Our sales declined 23.6% year-over-year in the first quarter of 2021 compared to the first quarter of 2020 due to businesses not being fully reopened, a lack of in-person events and market saturation of personal protective equipment as a result of the COVID-19 pandemic. Nevertheless, we expect that by either the third or fourth quarter of 2021 pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales during the first two quarters of 2021. For further discussion, see “COVID-19 Pandemic” below.

Our headquarters are located at Quincy, Massachusetts, with remote offices located in Fairfield, Connecticut and Warsaw, Indiana. In addition, we have sales representatives in 12 additional locations across the United States and a network of service providers in the United States and abroad, including factories, decorators, printers, logistics firms, and warehouses.

Our Industry

Overview of Promotional Products Market

The promotional products market is large yet highly-fragmented, with thousands of smaller participants and indications of a lack of market power in any one firm or group of firms. The industry has generally experienced growth as businesses continuously invest in sophisticated marketing campaigns involving multiple types of advertising. Promotional products are items used to promote a product, service or company program including advertising specialties, premiums, incentives, business gifts, awards, prizes, commemoratives and other imprinted or decorated items. They are usually given away by companies to consumers or employees. The largest promotional products trade organizations are the Advertising Specialty Institute (ASI) and Promotional Products Association International (PPAI).

U.S. Promotional Products is a Large and Growing Market

According to the ASI, the U.S. market for promotional products exceeded $25 billion in 2019 and includes over 40,000 businesses. It has grown at an annual compound growth rate of 4.96% from 2009 to 2019.

Moreover, the promotional products market is only one segment of a total addressable market of possibly up to $384 billion based on the size of the product packaging market ($180 billion as of 2019, according to Statista, a leading provider of market and consumer data); the loyalty incentive programs market ($90 billion annually according to the Incentive Marketing Association, the umbrella organization for suppliers in the incentive marketplace); the printing market ($75 billion as of 2021, according to IBISWorld, an industry research provider); and the tradeshow market ($17 billion projected for 2021, according to MarketingCharts.com, a provider of marketing data, graphics, and analyses).

Industry-wide, promotional products spending was significantly impacted by the COVID-19 pandemic. According to ASI, promotional product distributor sales decreased about 20% in 2020 to $20.7 billion by the end of 2020. During the first quarter of 2021, distributors’ sales declined, on average, by 14.8% compared to the first quarter of 2020. However, two-thirds of distributors expect 2021 sales to exceed 2020 sales, and more than half of distributors expect 2021 sales to match or exceed the industry’s pre-pandemic record sales level of $25.8 billion in 2019.

The Promotional Products Industry Is Resilient To Other Forms of Advertising

The promotional products industry is relatively insulated from other forms of advertising such as television and digital advertising. Although promotional products compete for space within an advertising budget with other forms of advertising, particularly online advertising, they offer distinct benefits, particularly due to their physical nature, which may help distributors and suppliers continue to sell these products and related services despite these budgetary pressures. Data shows that promotional products are more effective in generating brand recognition and sales than other forms of advertising, including television and online advertisements. These factors help shield established industry firms like ours from the technological and competitive disruption experienced by other types of media advertisers.

The Promotional Products Industry is Highly Fragmented

The promotional products industry is also highly fragmented. The industry includes over 40,000 firms. As of 2019 the firm with the greatest percentage of industry sales generated $839 million revenues but made up less than 3.3% of the promotional products market. As a group, the top 50 distributors had less than 24% market share as of 2019, based on the total sales of approximately $6.8 billion of the top 50 distributors according to Promo Marketing’s 2020 Top Distributors report and the total promotional products industry value of $25.8 billion according to ASI for 2019.

Unlike our company, which provides comprehensive solutions to complex promotional and branding challenges, we view most of our competitors as generally falling into one of the five categories below:

●	Online e-tailer. Heavy reliance on marketing and online advertising to sell directly to businesses, offering little or no strategic support or program infrastructure.

●	Franchise Model. Consists of many smaller firms or independent representatives without a consistent strategic vision. They do not offer consistent pricing and have fragmented service capabilities.

●	Large and Inflexible. Focus on large enterprise customers, struggling to serve the needs of smaller spend opportunities (less than $3 million annually). They tend to lack in delivering a high level of service and are limited in their ability to react to changes in the market.

●	Non-Core Offering. Offer promotional merchandise as an add-on to their core business or have grown through acquisition without any unification strategy.

●	Small Mom-and-Pop. Little or no infrastructure or executive oversight. Do not have the financial backing, technology, or infrastructure to support growth or ability to execute comprehensive marketing programs or large opportunities.

Promotional Products are a High-impact, Cost-effective Advertising Medium

Because promotional products are useful and appreciated by recipients, they are retained and used, repeating the imprinted message many times without added cost to the advertiser. ASI’s Global Ad Impressions Study, 2020 Edition, reported:

●	Promotional products are the most highly regarded form of advertising, more than newspapers, radio, magazine, television, Internet, or mobile ads.

●	Up to 85% of promotional products recipients remember the advertiser worldwide. Recall is highest for apparel items, as 85% recall the advertiser that gave them a shirt or hat.

●	40% of consumers who own promotional products report that they have kept some for more than 10 years, suggesting that businesses using promotional products may generate long-term revenues and other valuable goodwill from them.

●	Nearly one-quarter (23%) of consumers reported that they purchased a promotional product in the last year, showing one way that promotional products can be cost-effective advertising tools.

In 2018, PPAI reported that promotional products are the most impactful form of advertising across all generations. Whereas reportedly less than 55% of consumers read or watch an entire advertisement online, in an email, on television, in the mail, in a magazine, or on the radio, over 80% of consumers retain promotional products. Moreover, promotional products have been ranked the most effective form of advertising across all generations, outranking even television, online, print, and mobile forms. A 2019 PPAI report revealed additional statistics reflecting the significant impact of promotional products on consumers:

●	96% of consumers like to know ahead of time when companies offer promotional products.

●	Eight out of ten consumers enjoy receiving promotional products.

●	Seven in ten consumers would like to receive promotional products more often.

●	79% of consumers, including over a third of Millennials and 20% of Generation Z consumers, pass on promotional products that they no longer want, increasing their potential reach and effectiveness.

Nearly all consumers say they would go out of their way to receive promotional products.

As of 2016, PPAI reported that, overall, buyers consider promotional products mostly or always effective in achieving marketing goals. They generally consider promotional products more effective than social media and nearly as effective as all other media. Data indicates that the majority of buyers do have a budget set aside for promotional products. However, for more than 72% the allocation is less than 20% of their marketing advertising budget. When asked what their plans were for promotional products spend over the next 12 months, only 3% projected a decrease in product purchases. This data suggests that the potential for promotional products’ market growth is significant.

The COVID-19 Pandemic’s Effects on the Promotional Products Industry

As in many other industries, the COVID-19 pandemic has weakened many promotional products distributors and their suppliers. According to ASI’s 2020 State of the Industry report, the promotional industry was projected to experience a 34.9% decrease in sales for 2020, and over a quarter of distributors and suppliers expected their revenue to fall by at least 50% in 2020. But at the same time, Promo Marketing’s 2020 Top Distributors report, which ranked the top 50 distributors, found that 44 (88%) grew sales over the prior year. That compares favorably to its 2019 report, which ranked the top 65 distributors, where 50 (77%) grew sales. In terms of the top five vertical markets, the most opportunities for Promo Marketing’s 2020 Top Distributors were those in Health Care (listed 27 times), Financial (listed 21 times), Tech (listed 17 times), Manufacturing (listed 16 times), and Retail (listed 14 times). A recent forecast from global advertising corporation WPP plc’s ad-buying unit GroupM found that there appears to be a “K-shaped” recovery for the advertising industry as well as the overall U.S. economy. The “K” shape indicates a quick rebound for some marketers and a continued downward trajectory for others. For example, e-commerce and advanced digital services such as telehealth and remote learning have exploded during the COVID-19 pandemic. On the other hand, restaurants, bars, travel, entertainment and nonessential businesses have all suffered. Overall, those dependent on traditional media including radio, newspapers and outdoor advertising, and those whose clients were largely nonessential services such as restaurants, bars, travel, entertainment have all suffered. On the other hand, demand for e-commerce and advanced digital services such as telehealth and remote learning, and home refinancings and the banking industry in general, have massively accelerated and saw record volumes during the COVID-19 pandemic.

In this economic environment, as of July 2020 ASI reported that the largest distributors in the industry have been increasingly grabbing market share. In ASI’s report, prominent industry executives went on record to say that they expected the trend to continue as weakened firms become prime acquisition targets. Many top distributors have also been able to pivot their supplier orders to take advantage of the recent trends away from live events and gatherings and towards digital promotions, personal protective equipment, and delivery services. As a result, distributors with strong balance sheets, flexibility to meet changing customer demands, and the drive to grow through strategic acquisitions have the greatest prospects to thrive despite the pandemic’s challenges.

The COVID-19 Pandemic’s Effects on Our Business

The COVID-19 pandemic has impacted Stran’s operational and financial performance. Our sales declined 23.6% year-over-year during the first three months of 2021 compared to the same period of the prior year. As has been typical for other firms in the promotional products industry, from March 2020 and into 2021 operational and supply chain disruptions combined with decreased demand for promotional products to cause sharp reductions in sales opportunities. Factors included businesses not being fully opened, a lack of in-person events, and decreased marketing budgets leading to decreased demand for promotional products and services such as ours. Although we were able to capitalize on the demand for personal protective equipment (PPE) such as masks, hand sanitizer, and gowns, these sales are not expected to fully offset the overall decreased demand for promotional products.

We continue to focus on our core group of customers while providing additional value-added services, including our e-commerce platform for order processing, warehousing and fulfillment functions, and propose alternative product offerings based on their unique needs. We also continue to solicit and market ourselves to long-term prospects that have shown interest in Stran. We have remained committed to being a high-touch customer-focused company that provides our customers with more than just products. Below are some of the specific ways we have responded to the current pandemic:

●	Adhered to all state and federal social distancing requirements while prioritizing health and safety for our employees. We allow team members to work remotely, allowing us to continue providing uninterrupted sales and service to our customers throughout the year.

●	Emphasized and established cost savings initiatives, cost control processes, and cash conservation to preserve liquidity.

●	Explored acquisition opportunities and executed the acquisition of the customer base of Wildman Imprints with historical revenue exceeding $10 million annually.

●	Retained key customers through constant communication, making proactive product or program suggestions, driving program efficiencies, and delivering value-added solutions to help them market themselves more effectively.

●	Concentrated and succeeded in earning business from clients in specific verticals that have spent more during the pandemic including customers in the entertainment, beverage, retail, consumer packaged goods, and cannabis industries.

●	Retained key employees by continuing to provide them with competitive compensation and the tools required to be successful in their jobs.

●	Successfully applied for and received PPP loans and government assistance.

●	Refocused our marketing activities on more client-specific revenue generating activities that reduced spend while remaining effective.

We have seen encouraging signs of recovery from the effects of the COVID-19 pandemic. There has been a significant increase in the amount of requests for proposal and other customer inquiries beginning in the first quarter of 2021, which leads us to believe that companies are starting to prepare to spend at previous or increased levels. We expect that by the third or fourth quarter of 2021 there will be a significant amount of pent-up demand that may compensate for slower earlier numbers in the year.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impact of COVID-19 Pandemic”.

Competitive Strengths

We believe our key competitive strengths include:

●	Superior and Distinctive Technology. We have invested in sophisticated, efficient ordering and logistics technology that provides order processing, warehousing and fulfillment functions. We continue to invest in our technology infrastructure, including many customized solutions developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system, Oracle’s NetSuite, which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, and is expected to be implemented by the end of 2021.

●	Leading Market Position. Our over 25 years’ history and size make us a leader in the U.S. promotional products industry. We believe that the key benefits of our scale include an ability to efficiently implement large and intensive programs; an ability to invest in sales tools and technologies to support our customers; and operating efficiencies from our scalable infrastructure. We believe our market position and scale enhances our ability to increase sales to existing customers, attract new customers and enter into new markets.

●	Extensive Network. We have developed a deep network of collaborator factories, decorators, printers, and warehouses around the globe. This network helps us find the right solution to meet our customer’s needs, whether they are financial, timing, geographic, or brand goals. This model provides the flexibility to proactively manage our customers’ promotional needs efficiently. As a result, we believe that we have an excellent reputation with our customers for providing a high level of prompt customer service.

●	Customer-Centric Approach. Our customer-centric approach is what has fueled our growth since our inception and our early adoption of technology to solve challenges for our clients set us apart in our early growth. We strive to understand the goals and challenges that our customers face, building unique solutions and seeing each campaign through to completion as an extension of their team.

●	Diversified Customer Base. We sell our products to over 2,000 active customers and over 30 Fortune 500 companies, including long-standing programs with recurring revenue coming from well recognized brands and companies. During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. This customer will not renew their engagement with us due to the U.S. Census only occurring once every ten years. Other than this one-time customer, our largest customer accounted for 10.1% of overall revenue during 2020. Our top 10 customers in 2020, including the 2020 U.S. Census program customer, consisted of 56.85% of revenue. Excluding the 2020 U.S. Census program customer, our top 10 customers consisted of 31.20% of revenue. Our customers span many industries, including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods.

●	Experienced Senior Management Team. Our senior management team, led by our co-founder and Chief Executive Officer, Andrew Shape, is comprised of seasoned industry professionals and veterans of our company. Our senior management has an average of over 20 years of experience in the promotional products industry.

●	Asset Acquisition Experience. In September 2020, we acquired all of the customers of the promotional products business Wildman Imprints in an asset purchase. In 2019, that business recorded over $10 million in revenue. We continue to explore and pursue additional acquisition opportunities that are appropriate. Please see “Growth Strategies – Selectively Pursue Acquisitions” below for a discussion of our asset acquisition experience and strategy.

Growth Strategies

The key elements of our strategy to grow our business include:

●	Selectively Pursue Acquisitions. We believe that we are well-suited to capitalize on opportunities to acquire businesses with key customer relationships or have other value-added products or services that complement our current offerings. Our acquisition strategy consists of increasing our share in existing markets, adding a presence in new or complementary regions, utilizing our scale to realize cost savings, and acquiring businesses offering synergistic services such as printing, packaging, point of sale (POS) displays, loyalty and incentive program management, and decoration, or offering additional differentiators. In September 2020, we acquired all the customer account managers and customer accounts of the promotional products business Wildman Imprints in Warsaw, Indiana. As a result, we gained approximately over 1,400 customer accounts, including over 120 customer programs with higher repeat-business potential; inventory worth approximately $650,000 with a majority covered by contractual customer purchase guarantees; and additional revenues of over $10 million as of 2019. This allowed us to extend our geographical reach into the Midwest and further diversify our customer base. We believe that this experience will help us to pursue suitable acquisition opportunities in the future and integrate them successfully. Consistent with this strategy, we continue to evaluate potential acquisition targets.

●	Innovate and Invest in Technology. During 2020, we continued to invest in upgrades to our platform for customers’ promotional e-commerce objectives, including customizable and scalable features, developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system on Oracle’s NetSuite platform which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, which is expected to be implemented by the end of 2021. We believe that it is necessary to continue focusing on the buildout of our technology offerings in order to meet the evolving needs of our customers. Additionally, our strong technology platform will support our acquisition strategy to integrate acquired businesses into our existing platforms. We intend to continue making significant investments in research and development and hiring top technical talent.

●	New Client Development. Our sales teams are tasked with continuously growing their books of business by nurturing existing business relationships while actively seeking new opportunities with new customers. We will continue to promote and ask for referrals from satisfied customers who often refer us to other potential clients. We continuously seek to build our sales forces through hiring of experienced individuals with established books of business as well as hiring less experienced individuals that we hope to develop into productive sales reps. As we continue to grow, we are hiring sales reps in different geographies across the U.S. that further diversifies our customer base and attracts new customers. Currently we have employees or sales reps located in offices or remotely Massachusetts, Indiana, Connecticut, New York, New Jersey, Pennsylvania, Florida, South Carolina, Tennessee, and Illinois. In addition to direct sales and marketing efforts, we will continue to build sales and marketing campaigns to promote Stran, including social media, SEO, HubSpot Inbound Marketing, and other alternative platforms. We also plan to continue to identify and exhibit at appropriate tradeshows, conferences, and events where we have had success.

●	Develop and Penetrate Customer Base. We plan to further expand and leverage our sales force and broad product and service offering to upsell and cross-sell to both develop new clients and further penetrate our existing customer base. Many of our services work together and build on each other to offer greater control and consistency of our customers’ brands as well as improved efficiency and ease of use for their team. Our goal is to become an extension of our customers’ team and to support their organizations in using physically branded products in the most effective means possible. For example, we can offer a one-stop solution for all tradeshow and event asset management objectives. From pre-show mailings to special event uniforms, we can help design as well as produce and manage all tradeshow materials and processes from start to finish. With multiple warehouses strategically located throughout the United States, we offer logistics solutions and expertise to effectively fulfill customers’ events needs across the country. The internal inventory-management version of our e-Commerce platform provides the ability to manage not only a customer’s assets for its booth or event setup, but also its literature, giveaways, uniforms, and more. We will ship out all assets with return labels for post-show logistics and establish standard operating procedures for every asset to be returned back into inventory.

Other strategies that we plan to implement to expand our customer base with expanded sales staff and technology resources include:

■	Convert Transactional Customers to Programs. The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. With a larger sales force and other resources, we believe we can convert more of our customer base into programs with much greater revenue potential.

■	Strengthen Marketing and Social Media Outreach. We plan to expand sales and marketing tools and campaigns to promote the Company, including social media platforms such as Instagram, and other alternative marketing platforms.

■	SEO and Inbound Marketing. We plan to enhance our SEO tools to increase web traffic to our website and use of HubSpot Inbound Marketing and similar tools to deliver content and data to drive interest in Stran.

■	Tradeshows and Events. We plan to increase our exhibitor presence at appropriate shows and events such as ProcureCon, the National Beer Wholesalers Association (NBWA)’s Annual Convention and Trade Show, and EXHIBITOR LIVE.

■	Extend Relationships. We plan to identify and approach more print, fulfillment, and agency collaborators to sell into their customer base.

■	Referrals. We believe we will generate more customer referrals by offering an enhanced loyalty and customer incentive program.

Products and Services

Overview

Since our inception over 25 years ago, we have provided clients with marketing services that help drive sales, and make an impact using custom-branded merchandise, commercial print, loyalty and incentive programs, packaging and point of sale solutions while providing a technology solution to deliver these products and services efficiently via our warehouse and fulfillment system.

Our value to our customers is to be an extension of their own teams. We work to understand the different business and marketing goals of each customer and provide solutions that incorporate technology, human capital, and physical branded goods to solve their business challenges. This model of outsourced combined marketing and program-management services is unique in the promotional products industry, which is dominated by online e-tailers, franchisees, and mom-and-pop businesses. To achieve this value, we have built the internal resources, knowledge, and processes to support our clients with more than just commodity items.

We are both program managers and creative marketers, having developed multiple teams within our organization to specialize and focus our efforts on supporting customers with the specific support that they need:

●	Operations and e-commerce teams create custom tailored technology solutions that enable our clients to view, manage and distribute branded merchandise to their appropriate audience in an efficient and cost-effective manner.

●	Account teams work with client stakeholders to understand goals, objectives, marketing and human-resources initiatives, and the ongoing management of the account.

●	In-house creative agency and product merchandising teams support the account team to provide unique and custom product ideas along with additional design services such as billboards, annual reports, and digital ad assets.

●	Merchandising team as well as members of our account teams attend trade shows domestically and internationally across a variety of markets, allowing us to provide a diverse assortment of product offerings to our clients.

●	Technology and program teams offer technology solutions to help efficiently manage the order process, view products and inventory available, distribute products in the most cost-effective manner, and provide reports and metrics on the activity of the account.

We work closely with industrial designers of several of our key collaborators to understand the research and trends that are influencing product development in the six- to 18-month window ensuring that our team is up-to-date on trends in the industry.

Creative Ideation
& Product Development

Robust Product Sourcing &
Established Supply Chain

Feature Rich Technology
Solutions for both
B2B and B2C application

Global Fulfillment &
Distribution

Digital Print on Demand,
Direct Mail, &
Print Management

Tradeshow & Event
Asset Management

Custom Specialty &
Retail Packaging

Loyalty, Incentive, &
Rewards Programs

Promotional Product Programs

We run complex corporate promotional marketing programs for clients across many different industry verticals. Most of our clients take advantage of all the services we provide; however, at the core of every program are the promotional products themselves. Our team works diligently to stay on point with the current trends so our clients’ branded products are relevant. While we produce a host of products, the top five categories are wearables, writing, drinkware, technology and events.

Loyalty and Incentives Programs

We build custom solutions for customers looking to drive either customer or employee behavior. We help our customers build a customer loyalty program or an employee incentive program that meets each customer’s specific needs. Our solutions can include gamification tools, social media integration, and a points-based plan that rewards clients’ users with a combination of physical products, digital rewards, gift cards, and experiential rewards nurturing loyalty to their brand. For example, we worked closely with a global producer of vaccines and medicines for animals, to design and implement a two-tier incentive program in which, on one tier, veterinarians were incentivized to purchase from our customer through providing them with promotional branded products, and, on a second tier, a loyalty points program featuring prepaid debit card rewards for end-user pet owners who buy their products.

In developing our loyalty and incentive offering Stran has taken a similar approach as we have in other areas of our business. Instead of developing our own internal solutions organically, we have sought out relationships with businesses with a variety of offerings that meet the very different needs of each of our customers. In some small cases where a client is looking for a very simple solution, we may make use of our existing e-commerce platform developed with Adobe Inc.’s open-source, Magento software, and suppliers from within the promotional products industry. In other cases where the customer is looking for a more well-developed incentive program that incorporates both an incentive structure and a rewards offering, Stran has contracted with CarltonOne Engagement, a large provider of Internet-based employee reward management platforms. CarltonOne’s technology solutions are robust and constantly evolving to meet the changing needs of incentive users. Their model is to collaborate with value-added resellers like Stran who bring addition resources, knowledge and skill sets to create custom solutions.

Packaging and Point of Sale

Presentation makes all the difference. Clever and custom packaging point of sale, or POS displays are essentials for elevating brand awareness and critical for driving sales. From packaging of corporate merchandise and promotional products to developing custom POS displays, clients come to us when they want to stand out and show the quality that their brands offer. We produce custom packaging and POS projects domestically as well as overseas for larger-run custom programs for many of our clients.

Commercial and Digital Printing

Printed informational materials used for marketing, or marketing collateral, such as business cards and brochures, are an essential component to effectively conveying information and marketing messages, and arguably all businesses use some form of marketing collateral. When a customer needs print collateral, our digital print-on-demand options route their orders through our technology platform and to our network of commercial printers to ensure that our customers can print each piece of collateral in the most effective and efficient manner. By offering print management with our promotional branded merchandise solutions, we help our customers create impactful presentations and mailings through the most efficient processes.

Warehouse and Fulfillment

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a 10-year relationship with industry leader Harte Hanks. These long-standing, strategic relationships provide our clients with process-driven fulfillment solutions that are scalable to meet client needs including real-time inventory reporting, climate-controlled facilities, high-value product security, storage, digital print-on-demand, and direct-mail solutions. Our custom front-end technology solution is directly integrated with the warehouse management software of our strategic global warehouse collaborators.

Technology

Our custom-developed e-commerce Magento platform allows our customers to manage all facets of their marketing program, linking branded merchandise, print, event assets, customer relationship management, or CRM, loyalty and incentives in a single solution. Our platform creates cost savings, increasing market efficiencies and brand consistency. With real-time accessibility to the necessary data to operate a complex demanding marketing program including hierarchy user profile groups, multi-lingual, multi-currency, multi-checkout methods and integration into any ERP (SAP, ORACLE, WORKDAY etc.). Our on-demand mobile reporting dashboard capabilities allows the ability for self-service access within our systems empowering clients with raw data to make informative decisions for their program.

Human Capital and Culture

We are more than an efficient distributor or supplier, and we offer our customers more than just products. We help them achieve their marketing and business goals using branded merchandise supported with technology, logistics, creative services, and account support. In order to provide all of these value-added services, we must leverage and cultivate the talent of our employees.

As an organization we encourage our team to engage with professional development opportunities. These opportunities include online courses, webinars, training sessions, and participation in various networking and professional development groups. As such we currently have a member of our team who serves on the board of directors for NEPPA (New England Promotional Products Association), a regional trade association, as well as another employee who is the current Board President of SAAGNY (Specialty Advertising Association of Greater New York), another regional trade association. Empowering our team to grow their own careers helps ensure that we are more knowledgeable, experienced, and engaged.

Pricing

As a large and growing firm with over 500 suppliers and due to our membership in Facilisgroup, Stran has the purchasing power to receive advantageous pricing, helping us with price-sensitive bids. Facilisgroup is a buying group of fewer than 1% of distributors in the industry and processed over $1 billion of sales in 2020.

In addition to this competitive buying power, Stran has developed factory direct relationships with multiple factories in the U.S. and overseas. These direct relationships require additional vetting, longer production times, and larger production runs. However, we work to blend production from factory direct manufacturing with our other suppliers to continue to drive costs down on commodity-based items. We compete regularly with larger competitors and maintain healthy margins using this strategy for sourcing and procuring products.

Supplier and Fulfillment Relationships

We have formed strategic relationships with fulfillment and commercial print providers in the United States in order to effectively warehouse and distribute merchandise from one or more of our warehouse facilities depending on our customer’s requirements. For over 25 years, we have developed these strategic relationships in order to offer our clients a powerful solution for their branded merchandise needs. Together, we have experience in developing custom marketing solutions for our clients and regularly kit together promotional printed items and branded product into a single package. Our expertise in product development and sourcing, technology development, and program management combined with our various collaborators’ superior warehousing, logistics, fulfillment, distribution and print services are a competitive advantage.

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a nine-year relationship with industry leader Harte Hanks. We buy products and certain raw materials from a supplier network of factories, both domestic and international, as needed. We also outsource certain technology services such as web hosting and data backup. We do not believe that we are dependent on any supplier. Should any of these suppliers terminate their relationship with us or fail to provide the agreed-on services, we believe that there would be sufficient alternatives to continue to meet customer demand and comply with our contractual obligations without interruption.

Marketing

We have a direct sales team consisting of over 18 outside sales representatives and 20 in-house sales representatives. We incentivize our representatives with a commission structure.

We use social media, email marketing, and traditional networking at trade shows and events. We also rely on referrals to maintain and expand our customer base.

Customers and Markets

Stran’s customer base includes approximately 2,000 active customers and over 30 Fortune 500 companies, servicing a diverse customer base, encompassing pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Our active customers are any organizations, businesses, or divisions of a parent organization which have purchased directly or indirectly from us within the last two years, and include organizations that have bought from other organizations for which Stran acts as an established sub-contractor. We have long-term contracts with many of our customers, though most do not have minimum guarantees. We have ongoing contracts with clientele in such industries as financial services, consumer packaged goods, retail clothing and accessories, pet food and medicine, fitness, child care, retail hardware, fast food franchises, health care, and environmental services. Contracts are often multi-year and auto-renewing. Our average contract lifespan is approximately 10 years. Alternatively, we do have inventory guarantees where the customer must purchase any inventory held by us that has been purchased on their behalf within the contractual time periods. Our active customers may be broken into two main categories, transactional clients and program clients.

We have also been retained for some very large promotional campaigns. For example, during 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. With our nationwide network of collaborator vendors and suppliers, we delivered a total array of approximately 16 million products printed with various logos in 15 different languages, in all 50 states and 5 U.S. territories, all aimed at increasing public participation in the U.S. Census. This campaign generated approximately $15 million in revenues over that time period, as well as an all-time high self-response rate for the U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. However, we treat these revenues as nonrecurring.

During 2020, sales to The TJX Companies, Inc. (NYSE: TJX), or TJX, were 10.1% of total revenue. All other customers generated less than 4% of sales, and the vast majority generated less than 1% of sales.

While our customer contracts are typically auto-renewing and we have many long-term established customer relationships, most of our customer contracts do not have any minimum or exclusive purchase guarantees, other than as to inventory already ordered by them or their program participants. There is no assurance of recurring revenues. We are not dependent on any particular customer or group of customers, and our highest-grossing contracts may change from year to year due to client brand initiatives.

We do business principally with customers based in the United States, although we also provide e-store, logistical support and other promotional services for client programs in Canada and Europe.

Online Store

We have been a leader in the use of technology to offer our clients an online platform to more efficiently manage their promotional marketing programs and to give them the ability to sell branded merchandise directly to consumers. We launched our first online store for one of our clients in 1999. Today we offer a custom-built technology platform which offers a B2C (business-to-consumer) retail shopping experience combined with all of the back-end functionality required of a powerful B2B (business-to-business) marketing services platform. Our technology platform services over 280 online stores for our clients.

Our Online Store Account Managers are responsible for ensuring that our stores are up to date with all products, images, and descriptions. As new products are approved to be added to the online store, our account manager will work the appropriate resources to prep the images, write the descriptions and upload the images. Typically, this process will take 24-48 hours. For inventoried products, we typically do not make the products live on the website until they have been received into inventory and are ready to be fulfilled.

If there is an issue with an online store order regarding payment or checkout, the user can contact the appropriate client team who will help troubleshoot the issue or manually place the order. If there is a back-order situation where an order would not be able to ship complete or on time, our Client Services team will review the order and advise the customer on the best and timeliest options to fulfill the order.

Competition

Our major competitors for our promotional products business include larger companies such as 4Imprint Group plc, Brand Addition Limited (The Pebble Group plc), BAMKO LLC (Superior Group of Companies, Inc.), Staples Promotional Products (Staples, Inc.), Boundless Network, Inc. (Zazzle Inc.) and HALO Branded Solutions, Inc. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

Our Program Management

We are experienced and industry-leading program managers who integrate all aspects of a successful program. Our program team works hand in hand with our account teams to drive the processes and procedures that ensure we are effectively managing our programs. For Stran, program management is built upon six key building blocks:

●	Creative Products. We approach promotion marketing, branded merchandise, and loyalty and incentives with the structure and vision of an ad agency. We have built a robust creative and merchandising team that works collaboratively with our account teams to bring fresh ideas and identify future trends for each of our program clients. We proactively develop merchandising plans, source products, offer individual personalization, understand trends, and make continuous improvements to the product offering based on user demand and marketing goals. We also offer multiple procurement methods within the same platform. These include inventoried products, made-to-order products, and personalized products. Our approach is to utilize all three procurement methods within a single program to take advantage of the benefits each method offers. In addition to these three procurement models, Stran has developed strong factory direct relationships with factories around the globe. We utilize these relationships to help drive down costs for our clients. In order to ensure that we can bring products to market quickly and reduce the possibility of backorders, Stran uses a blended approach to sourcing. We work with our domestic supply base to bookend our overseas inventory purchases. Stran purchases and owns inventory for many clients. This benefits our customers by allowing for budget flexibility and a pay-as-you-go model, resulting in reduced upfront costs and streamlined accounting and reporting.

●	Robust Technology. We have developed our own custom technology platform based on Magento Open Source, an open-sourced software e-commerce platform. Using Magento we have been able to build a custom solution that meets the very distinctive needs of each of our clients. Stran is constantly making improvements and enhancements to our technology offerings. Client stores feature the ability to purchase a combination of inventoried products in addition to on-demand, and personalized products. The front-end responsive design ensures an impressive mobile experience. Our platform is user-friendly and easy to use while robust enough to offer many of the requirements needed in a traditional B2B solution. The requirements can include allocation to cost centers, departments, or general ledger codes; approval hierarchies; varied product selection or pricing by user group; and robust reporting. Our custom-built platform is also tied directly into our fulfilment center system for streamlined flow of data and we are capable to tying our platform into third party software such as Salesforce as well as accounting and procurement software.

●	Global Distribution. We offer a global solution for warehousing and fulfillment through a network of industry-leading fulfillment providers including a close working relationship with Harte Hanks, an industry leader in warehousing, fulfillment, print-on-demand, direct mail, and kitting. The relationship between Stran and Harte Hanks has been fine-tuned over a nine-year period and allows Stran to do what we do best, which is the creativity, product procurement, technology and account management while allowing Harte Hanks to do what they do best, which is process-driven fulfillment. Through our longstanding relationship with Harte Hanks we have developed integrated account management teams which ensures that while the customer has a large and diverse account team to support all their program needs, they also have a single account director responsible for all aspects of their program.

●	Proactive Customer Services. Customer service is a key component of the overall success of an organization. Each account is assigned a single dedicated account director who is responsible for all aspects of the customer’s program. This account director is supported by an online store account manager, a special-order account manager, a fulfillment account manager, account coordinators, a merchandiser, art team support, operations team support, and accounting support. The customer’s account director works with program stakeholders on weekly status calls, quarterly business reviews and an annual review. We also use customer feedback surveys periodically to gain insight from the power users of the customer’ program and we have a formal corrective action process to address any issues that are not caught through our proactive efforts.

●	Compliance. We take issues of compliance very seriously. We recognize that we are an extension of the customer’s brand, and our systems are built to ensure full compliance around brand standards, quality and safety of products and the meeting of industry/firm rules. Stran has since begun a process to become rated and certified by EcoVadis (https://ecovadis.com/), which considers itself the world’s largest and most trusted provider of business sustainability ratings. We expect that the evaluation of our policies, processes, and procedures by EcoVadis to be completed before the end of 2021.

We began the process of joining and submitting documentation to Ecovadis for review in early 2021 to replace our involvement with the Quality Certification Alliance (QCA) which folded its operations in August of 2020. In 2017, Stran was one of only 13 distributors in the United States (out of over 30,000 according to PPAI) that was voted onto the Distributor Advisory Council (DAC) of the Quality Certification Alliance (QCA). QCA was a third-party, non-profit organization whose mission was focused solely on accrediting manufacturers’ processes in the areas of product safety and quality, social responsibility, supply chain security, and environmental impact. Stran has developed a well-defined vendor management program which is taken from QCA’s protocols developed from dozens of years of best practices across the industry. Once a supplier has been approved by Stran, we require regular updates to site audits and require testing on products as they are manufactured.

●	Integration. Offering our clients an industry-leading technology platform that stands alone only adds so much value. We have worked to ensure that our platform can be easily integrated with as many other technology platforms used by our clients as possible. This helps our clients in many different ways depending on the specific integrations. We can integrate with various CRM or marketing automation platforms to help our clients track and measure who is using the marketing assets that we provide and how they are performing. We can also integrate with a number of different accounting and procurement systems. This helps our clients better control their spend as well as account for their spend. By forming a close working relationship with worldwide logistics leader Harte Hanks as our warehouse collaborator, we offer the most robust warehousing, fulfillment, kitting, and other logistics capabilities available domestically and internationally. In addition to their multiple U.S. locations for warehousing and fulfillment, Harte Hanks is a leader in print-on-demand and direct mail. Harte Hanks completes over 3 million on-time shipments of time-sensitive materials each year. Being able to integrate print, product, packaging, kitting, and direct mail, we help our client be more impactful and efficient with their promotional marketing efforts.

Intellectual Property

We conduct our business using the registered trademark “STRÄN” and the registered trade name “Stran Promotional Solutions”. We also use the unregistered logo “STRÄN promotional solutions”.

To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects our registered trademark STRÄN and may protect our unregistered logo “STRÄN promotional solutions”. We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology including our e-commerce platform and new ERP system currently under development. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers and directors.

Facilities

We are headquartered in Quincy, Massachusetts, where we occupy approximately 10,000 square feet of office space pursuant to a lease that is expected to expire in May 2025. Our management team, client service team, marketing, operations, and sales team are all primarily based in this office.

We lease satellite office space in Warsaw, Indiana; Southport, Connecticut; and Mt. Pleasant, South Carolina. Our employees also work remotely from nine additional locations around the United States using other facilities.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Seasonality and Cyclicality

Our business is generally not subject to seasonal fluctuations. While certain customers have seasonal businesses, the promotional products industry overall is not. Our net sales and profits sometimes are impacted by the holiday selling season.

Portions of the promotional products industry are cyclical in nature. Generally, when economic conditions are favorable, the industry tends to perform well. When the economy is weak or if there are economic disturbances that create uncertainty with corporate profits, the promotional products industry tends to experience low or negative growth.

Security

We regularly receive and store information about our customers, vendors and other third parties. We have programs in place to detect, contain, and respond to data security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software, or applications we develop or procure from third parties or through open-source solutions may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our team members, contractors, and vendors.

Employees

As of July 23, 2021, we employed 67 employees and had one independent contractor executive officer, all of whom are full-time.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings or claims against us.

Regulation

Trade Regulations

As disclosed above, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by the imposition of duties, tariffs or other import regulations by the United States. The Company believes that its redundant network of suppliers provide sufficient capacity to mitigate any dependency risks on a single supplier.

We buy promotional products from suppliers or factories both domestically and internationally as needed. We do not depend on any single supplier. However, if we are unable to continue to obtain our finished products from international locations or if our suppliers are unable to source raw materials, it could significantly disrupt our business. Further, we are affected by economic, political and other conditions in the United States and internationally, including those resulting in the imposition or increase of import duties, tariffs and other import regulations and widespread health emergencies, which could have a material adverse effect on our business.

Laws and Regulations Relating to E-Commerce

Our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws. Outside the United States, the distribution and sale of our many products and related operations are also subject to numerous similar and other statutes and regulations.

A California law known as Proposition 65 requires a specific warning to appear on any product containing a component listed by the state as having been found to cause cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label. However, Proposition 65 does not require a warning if the manufacturer of a product can demonstrate that the use of that product exposes consumers to a daily quantity of a listed substance that is:

●	below a “safe harbor” threshold that may be established;

●	naturally occurring;

●	the result of necessary cooking; or

●	subject to another applicable exemption.

In January 2019, New York State’s governor announced the “Consumer Right to Know Act,” a proposed law that would impose similar and potentially more stringent labeling requirements than California Proposition 65. The law has not yet been adopted, and to our knowledge California Proposition 65 remains the most onerous state-level chemical exposure labeling statutory scheme. However, due in part to the large size of California’s market, promotional products sold or distributed anywhere in the United States may be subject to California Proposition 65.

We are unable to predict whether a component found in a product that we assisted a client in producing might be added to the California list in the future. Furthermore, we are also unable to predict when or whether the increasing sensitivity of detection methodology may become applicable under this law and related regulations as they currently exist, or as they may be amended.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

Legal requirements apply in various jurisdictions in the United States and overseas requiring deposits or certain taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, tax and/or product stewardship statutes and regulations also apply in various jurisdictions in the United States and overseas. We anticipate additional, similar legal requirements may be proposed or enacted in the future at local, state and federal levels, both in the United States and elsewhere.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, particularly the California Consumer Privacy Act, as amended (“CCPA”), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. The Virginia Consumer Data Protection Act (“CDPA”) also establishes rights for Virginia consumers to control how companies use individuals’ personal data. The CDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The CDPA will go into effect on January 1, 2023. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation (the “GDPR”), also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Environmental Regulations

We use certain plastic, glass, fabric, metal and other products in our business which may be harmful if released into the environment. In view of the nature of our business, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had no material effect upon our operations or earnings, and we do not expect it to have a material impact in the foreseeable future.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the Foreign Corrupt Practices Act of 1977 (FCPA), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Andrew Stranberg	49	Executive Chairman, Treasurer, Secretary, and Director
Andrew Shape	48	President, Chief Executive Officer and Director
Christopher Rollins	56	Vice President of Finance and Administration
Randolph Birney	46	Executive Vice President
John Audibert	34	Vice President of Growth and Strategic Initiatives
Travis McCourt	38	Director Nominee
Alan Chippindale	62	Director Nominee
Alejandro Tani	48	Director Nominee
Ashley Marshall	36	Director Nominee

Andrew Stranberg co-founded our Company and has served as its Executive Chairman since 1995. From 1995 to January 2020, Mr. Stranberg was also our Chief Executive Officer. In 1995, Mr. Stranberg founded Stran Capital LLC, a family office, and has since been its Chief Executive Officer. From 1997 to 2016 he served as Chairman of STRAN Technologies IT Services, LLC, a U.S.-based producer of harsh environment and tactical interconnect products and services, and which was sold to Corning (NYSE:GLW) in 2016. From 2012 to November 2019, Mr. Stranberg was the founder and manager of Stran Maritime LLC for a joint venture with Atlas Maritime Ltd., an international shipping company, to conduct a joint purchase of two ships. Mr. Stranberg is a graduate of the University of New Hampshire Peter T. Paul College of Business and Economics. We believe that Mr. Stranberg is qualified to serve on our board of directors due to his deep knowledge of Stran and his long executive and board experience with us since his co-founding of the Company.

Andrew Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He is our co-founder and since 1996 has served as our President, Chief Executive Officer and director. From July 2018 to February 2021, Mr. Shape also served as the Chief Executive Officer and President and a director of Long Blockchain Corp., a Delaware corporation, or LBCC, in connection with a business co-managed with LBCC for its subsidiary Stran Loyalty Group Inc., a Delaware corporation, or SLG, that was focused on co-managing our loyalty and gift card programs. Since June 2018, Mr. Shape has served as a Director for Naked Brand Group, a Nasdaq-listed leading intimate apparel and swimwear company. Prior to forming Stran, from August 1995 to September 1996, Mr. Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape holds a BA degree from the University of New Hampshire. We believe that Mr. Shape is qualified to serve on our board of directors due to his deep knowledge of Stran, his industry expertise, and his experience as a director on other Nasdaq listed companies.

Christopher Rollins has been our Vice President of Finance and Administration since February 2016. Prior to joining Stran in January 2015, Mr. Rollins was Director of Accounting for Northeast Region of Toshiba Business Solutions from January 2011 through October 2014 and VP of Finance of Yardi Systems from April 2007 through December 2010. He held additional positions as Controller of Powerhouse Technology, Senior Financial Accountant for Saucony, and Portfolio Accountant for Putnam Investments. Mr. Rollins holds a B.S. in Finance, Accounting and Investments from Babson College.

Randolph Birney has been our Executive Vice President since 2015, and was one of our Sales Executives from 1999 to 2015. His role is focused on business development and strategic vision. In addition to these responsibilities, he is instrumental in managing the day-to-day business of multiple large retail and consumer-based program accounts. Mr. Birney holds a BA from the University of New Hampshire.

John Audibert has been our Vice President of Strategy and Growth Initiatives since March 2020. Mr. Audibert has over 12 years of investment banking, corporate finance and strategy consulting experience. He has been the President of Josselin Capital Advisors, Inc., since October 2019, which provides consulting services to high-growth businesses in the consumer sector. He was formerly President of Woodland Way Advisors, Inc., a consulting firm, from January 2015 through December 2020. Mr. Audibert previously worked in the investment banking group of Sandler O’Neill + Partners, L.P. where he provided merger and acquisition advisory as well as capital raising services to middle-market clients. Prior to joining Sandler O’Neill, he was a strategic consultant at Putnam Associates where he advised companies in the pharmaceutical, biotechnology and medical device industries. Mr. Audibert received a bachelor’s degree with a concentration in finance from the Carroll School of Management at Boston College. Mr. Audibert was an employee of the Company from March 2020 to May 2021, and since then has continued acting in his current capacity as an independent contractor.

Travis McCourt will be a member of our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. McCourt has over 20 years of experience from the financial industry working with companies to optimize their operational and financial procedures. In June 2014, he founded Conchoid Capital Fund where he still serves as a Principal. From May 2012 to December 2014, he was a Principal at the investment firm McCourt. From November 2007 to May 2012, he was the Vice President of Alternative Capital Markets at Goldman Sachs. From November 2004 to December 2007, he served as a Front Office Executive for the Los Angeles Dodgers. Mr. McCourt graduated from Georgetown University. We believe that Mr. McCourt is qualified to serve on our board of directors due to his investment management, buyout analysis, capital markets, investor relations and other business experience.

Alan Chippindale will be a member of our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Chippindale has been President of Engage & Excel Enterprises Inc., an employee recruitment and M&A consulting company, since July 2017. From January 2008 to June 2017, Mr. Chippindale was Chief Business Development Officer of BrandAlliance Inc., a promotional products distributor. Mr. Chippindale graduated from Bowling Green State University with a Bachelor degree in International Business and Marketing. Mr. Chippindale has been listed on the ASI Power 50 five times, was Chief Executive Officer and a director of BrandAlliance Inc., and was President of Proforma Inc. from September 1987 to December 2004. He is a leading business development, recruiting and merger and acquisition consultant for the promotional products industry, a strategic think tank member, and a certified marketing professional. He has managed over 100 business combinations and the recruiting of over 1,000 sales professionals. We believe that Mr. Chippindale is qualified to serve on our board of directors due to his leading role in the promotional products industry.

Alejandro Tani will be a member of our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Tani has vast experience from the technology, oil and gas industry and has several successful startups behind him. He is the current owner of Clair Trading, an import and export business since January 2007. He has also been Chief Information Officer and Chief Executive Officer of Innovative Genetics LLC, a CBD technology company, since February 2017. Mr. Tani graduated from University Catolica Andres Bello - the largest and oldest catholic university in Venezuela. We believe that Mr. Tani is qualified to serve on our board of directors due to his business experience.

Ashley L. Marshall will be a member of our board of directors automatically upon the effectiveness of the registration statement of which this prospectus forms a part. From January 2015 to August 2020, Ms. Marshall was in planner positions with off-price apparel retailer The TJX Companies, Inc.: Allocation Analyst, January 2015 to December 2015; Senior Analyst, December 2015 to September 2017; Associate Planner, September 2017 to August 2020. From January 2014 to December 2015, Ms. Marshall was an attorney in the United States Treasury Department. Ms. Marshall earned a Bachelor of Business Administration from the University of Mississippi and a Juris Doctor from The George Washington University Law School. We believe that Ms. Marshall is qualified to serve on our board of directors due to her over five years’ experience developing business strategy for TJX, a leading global retailer, and her background in law.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We chose to appoint a separate Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that an independent Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risk associated with management decisions and strategic direction.

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of two (2) directors, Andrew Shape and Andrew Stranberg, neither of whom are independent within the meaning of Nasdaq’s rules. We have entered into independent director agreements with Ashley Marshall, Travis McCourt, Alan Chippindale and Alejandro Tani, pursuant to which they have been appointed to serve as independent directors effective immediately upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these board changes, our board of directors will consist of six (6) directors, four (4) of whom will be independent within the meaning of Nasdaq’s rules except that Mr. Chippindale will not be appointed to the audit committee due to certain fees to which he is entitled. For a discussion of certain consideration relating to transactions with Mr. Chippindale, see the section entitled “Certain Relationships and Related Party Transactions – Transactions with Related Persons” in this prospectus.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each with its own charter approved by the board. The committee charters have been filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://www.stran.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Travis McCourt, Alejandro Tani, and Ashley Marshall, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our audit committee upon their appointment to the board, with Mr. McCourt serving as the chairman. Our board has determined that Travis McCourt and Alejandro Tani qualify as “audit committee financial experts.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Alan Chippindale, Travis McCourt and Alejandro Tani, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, will serve on our compensation committee upon their appointment to the board, with Mr. Chippindale serving as the chairman. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Alejandro Tani, Ashley Marshall, and Alan Chippindale, each of whom satisfies the “independence” requirements of Nasdaq’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with Mr. Tani serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2020 and 2019

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Andrew Shape, President, Chief Executive Officer and Director	2020	335,000	187,746	-	-	6,750	(1)	529,496
	2019	300,000	317,819	-	-	-		617,819
Andrew Stranberg, Executive Chairman and Director	2020	300,000	250,000	-	-	-		550,000
	2019	300,000	200,000	-	-	-		500,000
Randolph Birney, Executive Vice President	2020	285,000	180,009	-	-	6,750	(1)	471,759
	2019	300,000	192,224	-	-	-		492,224
Christopher Rollins, Vice President of Finance and Administration	2020	189,200	22,143	-	-	-		211,343
	2019	168,000	25,800	-	-	-		193,800

(1)	Other compensation consisted of corporate automobile expenses.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Andrew Shape, dated July 13, 2021 and effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Shape an annual salary of $400,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s initial public offering (the “IPO”) Mr. Shape will be awarded stock options for the purchase of 323,810 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Shape was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $140,926.69 that were earned and due to Mr. Shape as of a date prior to the date of the employment agreement and that Mr. Shape did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Shape the gross amount of $10,000 per month towards Mr. Shape’s unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Shape’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, Mr. Shape shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Shape will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Shape’s employment by giving at least 30 days written notice. If we terminate Mr. Shape without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Shape for the first 18 months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Shape during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Shape is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Vice President, Randolph Birney, dated July 13, 2021 and effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Birney an annual salary of $300,000 and an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Birney will be awarded stock options for the purchase of 76,190 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Birney was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $197,109.95 that were earned and due to Mr. Birney as of a date prior to the date of the employment agreement and that Mr. Birney did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Birney the gross amount of $10,000 per month for unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Birney’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, Executive shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Birney will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Birney’s employment by giving at least 30 days written notice. If we terminate Mr. Birney without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Birney for the first 18 months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Birney during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Birney is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Chairman, Andrew Stranberg, dated July 13, 2021 and effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Stranberg an annual salary of $500,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Stranberg will be awarded stock options for the purchase of 400,000 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. Mr. Stranberg will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Stranberg’s employment by giving at least 30 days written notice. If we terminate Mr. Stranberg without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Stranberg for the first 18 months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Stranberg during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Stranberg is also subject to standard confidentiality and non-competition provisions.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2020.

Director Compensation

No member of our board of directors received any compensation for his or her services as a director during the fiscal year ended December 31, 2020, nor do they currently receive any compensation for such services.

2021 Equity Incentive Plan

On [  ], 2021, we established the 2021 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is [  ] shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, all shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our Common Stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of Common Stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the Common Stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of Common Stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our Common Stock.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our Common Stock that may be delivered to participants under the Plan is [ ], subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Code, for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Common Stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Cash Awards: A cash award is an award that may be in the form of cash or shares of Common Stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Section 162(m) of the Code: Section 162(m) of the Code limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer or principal financial officer and their three highest compensated executive officers (other than the principal executive officer or principal financial officer) determined at the end of each year, referred to as covered employees.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2019 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	In 2018, Andrew Stranberg, our Executive Chairman and majority shareholder, issued notes payable totaling $1,000,000 to the Company in exchange for a Company loan. The amounts due from Mr. Stranberg were unsecured and non-interest bearing and there was no formal repayment plan under the notes. At December 31, 2020, the amounts due from Mr. Stranberg was $6,748. The amounts outstanding under all notes issued by Mr. Stranberg to the Company were repaid as of July 20, 2021.

●	Since 2019 we have also borrowed funds from Mr. Stranberg during periods when Mr. Stranberg did not already owe funds to us. The loans are unsecured, non-interest bearing, and there is no formal repayment plan. At December 31, 2020 and 2019, the amounts due to Mr. Stranberg were $0 and $38,207, respectively. The amounts outstanding under all notes issued by the Company to Mr. Stranberg were repaid on July 20, 2021.

●	The Company has a $3,500,000 secured line of credit with Bank of America. At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company. Mr. Stranberg is a guarantor on the line of credit.

●	We and Alan Chippindale, our Director Nominee, are parties to a Buyer’s Agreement, dated June 25, 2020. Under the agreement, Mr. Chippindale agreed to provide certain merger and acquisition, management and recruitment consulting services in connection with our acquisition of the Wildman Imprint assets. We agreed to pay Mr. Chippindale a fee of $20,000 upon completion of a purchase and sale agreement and two annual fees of 1.5% of gross margin less costs attributable to the acquisition. The fees paid or that we have agreed to pay to Mr. Chippindale under the agreement to date have totaled less than $120,000. Our board of directors has determined that he remains eligible under NASDAQ and SEC rules to serve as an “independent director” of the Company and as a member and chairman of our compensation committee and a member of our nominating and corporate governance committee. Due to his compensation under the agreement, the board has determined that he is currently not eligible to be a member of our audit committee.

●	We entered into an agreement with Long Blockchain Corp., or LBCC, and its wholly-owned subsidiary, Stran Loyalty Group Inc., or SLG, dated July 26, 2018. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, as of July 26, 2018, Mr. Stranberg owned a total of 4,288,799 shares or approximately 23.6% of LBCC, which included 1,788,799 shares of common stock of LBCC that he previously acquired with his personal funds, and 2,500,000 shares that were required to be issued to the Company on July 26, 2018 which were deemed beneficially owned by Mr. Stranberg as a control person of the Company. According to a proxy statement filed by LBCC on April 19, 2019, as of April 12, 2019, Mr. Stranberg still beneficially owned 4,233,744 shares or approximately 13.5% of LBCC, including the 2,500,000 shares required to be issued to the Company. This agreement between us, LBCC and SLG was terminated as of July 31, 2020, and the Company has not received any of the 2,500,000 shares.

Under the agreement, we were required to provide SLG with certain assets and services for it to operate loyalty and gift card programs for designated program clients. Under the agreement we were also required to pay SLG all amounts collected by us, other than loyalty card balances, from program clients, and to provide an option to SLG to purchase the operating assets at cost. As compensation, LBCC was required to issue 2,500,000 shares of common stock to us upon signing and certain additional amounts of shares of its common stock to us depending on SLG’s net revenue and operating profit for each of the first two years of the contract, as follows:

Year One LBCC Share Compensation

SLG Net Revenue	SLG Adjusted EBITDA Margin	Number of LBCC Shares Earned
Less than $1,250,000	Less than 20%	The number of LBCC shares earned shall be based upon SLG’s net revenue for year one, divided by the average of the share price of LBCC’s common stock for the last 30 days of the year one measurement period, but in any event, not more than 1,750,000 shares of LBCC common stock, and if SLG’s year one net revenue is less than $625,000, then we forfeit any shares that we would otherwise earn
Equal to or greater than $1,250,000	Equal to or greater than 20%	1,750,000 LBCC shares shall be earned
Equal to or greater than $1,500,000	Equal to or greater than 25%	2,250,000 LBCC shares shall be earned, plus additional shares of LBCC common stock equal to 1.25 multiplied by the amount of SLG’s net revenue for year one that is greater than $1,500,000, divided by the average of the share price of LBCC’s common stock for the last 30 days of the year one measurement period

Year Two LBCC Share Compensation

Net Revenue	Adjusted EBITDA Margin	Number of LBCC Shares Earned
Less than $1,750,000	Less than 20%	The number of LBCC shares earned shall be based upon SLG’s net revenue for year two divided by the trailing 30-day share price of LBCC’s common stock, but in any event, not more than 2,000,000 shares of LBCC common stock
Equal to or greater than $1,750,000 and less than $2,250,000	Equal to or greater than 20%	2,000,000 LBCC shares shall be earned
Equal to or greater than $2,250,000	Equal to or greater than 25%	2,250,000 LBCC shares shall be earned, plus additional LBCC shares of common stock equal to 1.25 multiplied by the amount of SLG’s Net Revenue for year one that is greater than $2,250,000, divided by the average of the share price of LBCC common stock for the last 30 days of the year two measurement period.

Pursuant to the agreement, Mr. Stranberg entered into a subscription agreement with LBCC under which Mr. Stranberg purchased 1,500,000 additional shares of common stock of LBCC at $0.40 per share, or $600,000 in aggregate. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, Mr. Stranberg used personal funds for this purchase. Mr. Stranberg received a three-year warrant from LBCC to purchase an additional 450,000 shares of common stock of LBCC at $0.50 per share. Pursuant to the terms of the warrant, Mr. Stranberg was not permitted to exercise any portion of the warrant to the extent that after giving effect to such issuance after exercise, Mr. Stranberg (together with his affiliates, and any other persons acting as a group together with Mr. Stranberg or any of his affiliates), would beneficially own in excess of 9.99% of the number of shares outstanding immediately after giving effect to the issuance of shares issuable upon exercise of the warrant. Pursuant to the subscription agreement, Mr. Stranberg agreed not to sell or transfer the shares and the warrant unless they are subsequently registered under the Securities Act and under applicable securities laws of certain states, or an exemption from such registration is available. Mr. Stranberg did not exercise the warrant.

Under the agreement, we and our affiliates, including Mr. Stranberg, had the option to purchase up to an additional 1,500,000 shares of common stock of LBCC at $0.40 per share prior to July 31, 2019, which if exercised in full would have also entitled us to another warrant to purchase up to an amount of common stock of LBCC equal to 30% of the amount that had been purchased. We and our affiliates, including Mr. Stranberg, did not exercise this option.

The agreement automatically renewed for additional one-year terms unless terminated by either party more than 60 days before the end of the term or upon a material breach of contract by the other party. The agreement did not specify the amount of compensation for additional term years.

Under the agreement, SLG was required to reimburse us for certain expenses that we incur as a result of providing the required program services. The amounts due from SLG at December 31, 2020 and 2019 were $0 and $138,561, respectively.

As required by the agreement with SLG and LBCC, we entered into a separate lockup agreement, dated July 26, 2018, in which we agreed not to transfer or sell the LBCC shares received upon execution and any LBCC shares received as compensation for the first year until July 31, 2019 and January 31, 2020, respectively, with exceptions for specified permitted transferees.

Also pursuant to the agreement with SLG and LBCC, LBCC and our President, Chief Executive Officer and director Andrew Shape entered into an employment agreement dated as of July 26, 2018, pursuant to which Mr. Shape was appointed chief executive officer and chairman of the board of LBCC from July 2018 to February 2021. Under Mr. Shape’s employment agreement, Mr. Shape was entitled to $200,000 annual salary through the equal quarterly issuance of restricted shares of common stock of LBCC at a price per share equal to 85% of the average closing price for ten trading days prior to the end of the quarter, but in any event not less than $0.30 per share. According to page 8 of a proxy statement filed by LBCC on April 22, 2019, as of April 12, 2019, “437,251 shares were earned by Mr. Shape under his employment agreement dated July 26, 2018, but not yet issued.” Pursuant to the employment agreement with LBCC, on May 21, 2019 Mr. Shape was granted a warrant to purchase 2,000,000 shares of common stock of LBCC at a price per share of $0.25, exercisable from January 18, 2019 to January 17, 2023. Mr. Shape has not exercised the warrant. The employment agreement contained other standard provisions including as to termination, nondisclosure and noncompetition. Mr. Shape resigned from his positions with LBCC as of February 2021 and none of our officers, directors or shareholders have any employment or directorship relationship with LBCC.

Effective February 22, 2021, the SEC revoked the registration of the common stock of LBCC under the Exchange Act, and its stock is no longer listed or quoted on any securities exchange or trading market.

Other than Mr. Stranberg, as disclosed above, and our Vice President of Strategy and Growth Initiatives John Audibert, who received a nominal number of shares of LBCC in exchange for services provided during 2018, no other officers, directors or shareholders of the Company are shareholders of LBCC.

Promoters and Certain Control Persons

Each of Andrew Shape, our co-founder and Chief Executive Officer, and Andrew Stranberg, our co-founder and Executive Chairman, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” above.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of [  ], 2021 for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of [  ], 2021. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of [  ], 2021 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Stran & Co., Inc., 2 Heritage Drive, Suite 600, Quincy, MA 02171.

	Common Stock Beneficially Owned Prior to this Offering(1)		Common Stock Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Shares	%	Shares	%
Andrew Stranberg(3)	5,100,000	51.0	5,100,000	[ ]	%
Andrew Shape(4)	3,400,000	34.0	3,400,000	[ ]	%
Randolph Birney(5)	800,000	8.0	800,000	[ ]	%
Christopher Rollins(6)	-	-	-	-
John Audibert(7)	-	-	-	-
All executive officers and directors (5 persons)	9,300,000	93.0	9,300,000	[ ]	%
Theseus Capital Ltd.(8)	700,000	7.0	700,000	[ ]	%

*	Less than 1%

(1)	Based on 10,000,000 shares of common stock issued and outstanding as of [ ], 2021.

(2)	Based on [ ] shares of common stock issued and outstanding after this offering. The table above excludes the options and restricted shares to be granted after the consummation of this offering as described in the following footnotes, as these grants are not part of this offering. On [ ], 2021, we adopted our 2021 Equity Incentive Plan. Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8, or the Form S-8, to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our 2021 Equity Incentive Plan. We plan to grant options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock pursuant to the plan at that time. See “Corporate History and Structure” and “Executive Compensation – Employment Agreements”.

(3)	As part of the grants described in footnote 2 above, we will enter into an option agreement in the form prescribed by the Plan with Mr. Stranberg pursuant to which we will grant non-statutory options to purchase 400,000 shares of our common stock. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, a term of ten years and be subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. Mr. Stranberg will not receive any of the options to purchase a total of approximately 1,339,000 shares of our common stock and 57,500 shares of restricted stock that we plan to grant under the Plan after the consummation of this offering as described in Footnote 2 above. As a result of the grant of 400,000 options to Mr. Stranberg, he will beneficially own 5,500,000 shares, or [ ]%, of common stock, based on [ ] shares of common stock issued and outstanding after this offering and including all of the options and restricted shares to be granted after the consummation of this offering as described in these footnotes.

(4)	On May 24, 2021, Mr. Stranberg transferred 3,400,000 shares of common stock to Mr. Shape pursuant to a stock purchase agreement at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Mr. Shape paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. The promissory note provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. The note grants a security interest to Mr. Stranberg in the transferred stock as to the repayment obligations under the note. The stock purchase agreement provides that if this offering is not consummated on or before the 240th day following the date of the agreement, then all of the shares so transferred will become subject to repurchase. The repurchase price would be equal to the price paid by Mr. Shape (with credit for amounts remaining due under the promissory note). In addition, unpaid principal and accrued interest under the promissory note would become immediately due. The stock is also subject to a lockup provision providing that (i) none of the shares may be sold or otherwise transferred until the expiration of Mr. Stranberg’s repurchase option and (ii) subject to the transfer restriction set forth in clause (i) above, one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two year period..

As part of the grants that we plan to make after the consummation of this offering as described in Footnote 2 above, we will enter into an option agreement in the form prescribed by the Plan with Mr. Shape pursuant to which we will grant options to purchase 323,810 shares of our common stock. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, a term of ten years and be subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. As a result of the grant of 323,810 options to Mr. Shape, he will beneficially own 3,723,810 shares, or [ ]%, of common stock, based on [ ] shares of common stock issued and outstanding after this offering and including all of the options and restricted shares that we plan to grant after the consummation of this offering as described in these footnotes.

(5)	On May 24, 2021, Mr. Stranberg transferred 800,000 shares of common stock to Mr. Birney pursuant to a stock purchase agreement at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Mr. Birney paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. The promissory note provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. The note grants a security interest to Mr. Stranberg in the transferred stock as to the repayment obligations under the note. The stock purchase agreement provides that if this offering is not consummated on or before the 240th day following the date of the agreement, then all of the shares so transferred will become subject to repurchase, regardless of vesting status. The repurchase price would be equal to the price paid by Mr. Birney (with credit for amounts remaining due under the promissory note). In addition, unpaid principal and accrued interest under the promissory note would become immediately due. The stock is also subject to a lockup provision providing that (i) none of the shares may be sold or otherwise transferred until the expiration of Mr. Stranberg’s repurchase option and (ii) subject to the transfer restriction set forth in clause (i) above, one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two year period.

As part of the grants that we plan to make after the consummation of this offering as described in Footnote 2 above, we will enter into an option agreement in the form prescribed by the Plan with Mr. Birney pursuant to which we will grant options to purchase 76,190 shares of our common stock. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, a term of ten years and be subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. As a result of the grant of 76,190 options to Mr. Birney, he will beneficially own 876,190 shares, or [ ]%, of common stock, based on [ ] shares of common stock issued and outstanding after this offering and including all of the options and restricted shares that we plan to grant after the consummation of this offering as described in these footnotes.

(6)	As part of the grants that we plan to make after the consummation of this offering as described in Footnote 2 above, we will enter into an option agreement in the form prescribed by the Plan with Mr. Rollins pursuant to which we will grant options to purchase 81,000 shares of our common stock. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering and a term of ten years. We will also enter into a restricted stock award agreement with Mr. Rollins granting him 10,000 restricted shares of common stock. Both the options and restricted shares will be subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant. As a result of the grants of 81,000 options and 10,000 restricted shares to Mr. Rollins, he will beneficially own 91,000 shares, or [ ]%, of common stock, based on [ ] shares of common stock issued and outstanding after this offering and including all of the options and restricted shares that we plan to grant after the consummation of this offering as described in these footnotes.

(7)	As part of the grants that we plan to make after the consummation of this offering as described in Footnote 2, we will enter into an option agreement in the form prescribed by the Plan with Mr. Audibert pursuant to which we will grant options to purchase 53,000 shares of our common stock. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, a term of ten years. We will also enter into a restricted stock award agreement with Mr. Audibert granting him 10,000 restricted shares of common stock. Both the options and restricted shares will be subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant. As a result of the grants of 53,000 options and 10,000 restricted shares to Mr. Audibert, he will beneficially own 63,000 shares, or [ ]%, of common stock, based on [ ] shares of common stock issued and outstanding after this offering and including all of the options and restricted shares that we plan to grant after the consummation of this offering as described in these footnotes.

(8)	On May 24, 2021, Mr. Stranberg transferred 700,000 shares of common stock to Theseus Capital Ltd., or Theseus, pursuant to a stock purchase agreement. Pursuant to a different arrangement with Mr. Stranberg from Mr. Shape and Mr. Birney’s, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for the stock. Theseus does not have any relationship with the Company other than as a shareholder, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. Under the terms of the stock purchase agreement, Mr. Stranberg has the right to repurchase the stock from Theseus at the same nominal price if this offering is not consummated within 240 days following the date of the agreement and the Company does not otherwise become a public reporting company by such time. The repurchase right will expire upon the consummation of this offering. The stock is also subject to a lockup provision providing that the shares may not be sold or otherwise transferred until the expiration of Mr. Stranberg’s repurchase option. In connection with this agreement, Theseus executed an irrevocable proxy providing that Mr. Stranberg may vote and exercise all voting and related rights with respect to the shares. The irrevocable proxy will automatically terminate with respect to any shares that Theseus sells in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade. Theseus is a Cayman Islands company whose sole shareholder is Ron Bauer and whose registered office is One Capital Place, Third Floor, Grand Cayman, Cayman Islands.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock following the filing of our articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were 10,000,000 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants

Upon the closing of this offering, there will be up to [  ] shares of common stock issuable upon exercise of the representative’s warrants. See “Underwriting—Representative’s Warrants” below for a description of the representative’s warrants.

Options

Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our 2021 Equity Incentive Plan. We then plan to grant options to purchase a total of approximately 1,339,000 shares of our common stock, including options to purchase up to 400,000 shares to our Executive Chairman, Treasurer, Secretary, and Director, Andrew Stranberg; 323,810 options to our Chief Executive Officer, President and Director, Andrew Shape; 76,190 options to our Executive Vice President, Randolph Birney; 81,000 options to our Vice President of Finance and Administration, Christopher Rollins; and 53,000 options to our Vice President of Growth and Strategic Initiatives, John Audibert, and approximately 405,000 options to approximately 55 other employees. The options will have an exercise price equal to the price per share at which our common stock is being sold in this offering, and a term of ten years. The options will be subject to vesting over a three (3) year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant, except that the options to be granted to Mr. Stranberg, Mr. Shape and Mr. Birney will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. For further description of the terms of the option grants to Mr. Stranberg, Mr. Shape and Mr. Birney please see “Executive Compensation – Employment Agreements” in this prospectus.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [ ] shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [  ] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of six months after the closing of this offering. See “Underwriting—Lock-Up – No Sales of Securities.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December, 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

We are offering the shares of common stock and Warrants described in this prospectus through EF Hutton, division of Benchmark Investments, LLC, who is acting as the representative of the underwriters of this offering (the “Representative”). The underwriting agreement that we intend to enter into with the Representative (the “Underwriting Agreement”) will provide that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters will agree to buy, subject to the terms of the Underwriting Agreement, the number of shares of common stock and Warrants listed opposite their names below. Pursuant to the Underwriting Agreement, the underwriters will be committed to purchase and pay for all of the shares and Warrants if any are purchased, other than those shares and accompanying Warrants covered by the over-allotment option described below.

Underwriters	Number of Shares	Number of Accompanying Warrants
EF Hutton, division of Benchmark Investments, LLC
US Tiger Securities, Inc.
Total

The underwriters have advised us that it proposes to offer the shares of common stock and Warrants to the public at a price of $ per share. The underwriters propose to offer the shares of common stock and Warrants to certain dealers at the same price less a concession of not more than $______ per share and accompanying Warrant.

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is a part.

The shares of common stock and Warrants sold in this offering are expected to be ready for delivery on or about ___________, 2021, against payment in immediately available funds. The underwriters may reject all or part of any order.

Over-Allotment Option

Pursuant to the Underwriting Agreement, we will grant to the underwriters an option to purchase up to an additional _______ shares of common stock and/or Warrants (equal to 15% of the number of shares offered hereby) from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares and/or Warrants for which they exercise the option.

	Per Share and Accompanying Warrant	Total with No Over-Allotment	Total with Over-Allotment
Initial public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Proceeds, before expenses to us	$	$	$

Underwriting Discount

We have agreed to pay the underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds of received by the Company from the securities sold in this offering. We have further agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 0.5% of the gross proceeds received by the Company at the closing of the offering.

Other Compensation

In addition, we have agreed to issue to the underwriters warrants to purchase a number of shares of common stock equal to 5.0% of the aggregate number of shares of common stock sold in the offering (including shares of common stock sold upon exercise of the over-allotment option), excluding shares underlying the Warrants. The underwriters’ warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months from the date of commencement of the sales of the shares of common stock and Warrants in connection with this offering, at a price per share equal to $___ which is 125% of the initial public offering price per share and accompanying Warrant. Such underwriter’s warrants are exercisable on a cash basis. The warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights).

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $200,000, which includes a maximum of $150,000 of out of pocket expenses for “road show,” diligence, and reasonable legal fees and disbursements for underwriters’ counsel, subject to a maximum of $50,000 in the event that this offering is not consummated. We have also agreed to reimburse the underwriters, subject to compliance with FINRA Rule 5110(g).

Indemnification

Pursuant to the Underwriting Agreement, we also intend to agree to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Offering Information

No action has been taken by us or the underwriters that would permit a public offering of the shares of common stock or Warrants in any jurisdiction where action for that purpose is required. None of the shares of common stock or Warrants included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the shares of common stock or Warrants being offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of common stock and Warrants and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy our common stock or Warrants in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The underwriters may allocate no more than $______________ of the shares of common stock and accompanying Warrants issued in this offering to members of management and their affiliates.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, subject to certain exceptions (each, a “subject transaction”), during such twelve (12) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the Representative for such subject transactions.

Tail Rights

In the event that the Representative does not consummate the offering, the Representative shall be entitled to a cash fee equal to eight percent (8.0%) of the gross proceeds received by the Company from the sale of the securities to any investor actually introduced by the Representative to the Company during the engagement period (the “Tail Financing”), and such Tail Financing is consummated at any time during the engagement period or within the twelve (12) month period following the expiration of the engagement period, provided that such financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation and not a party that the Company can demonstrate was already known to the Company. In addition, unless (x) the Company terminates the underwriting agreement for “Cause” (as defined in the Underwriting Agreement), or (y) the Representative fails to provide the underwriting services provided in the underwriting agreement, upon termination of such agreement, if the Company subsequently completes a public or private financing with any investors introduced to the Company by the Representative during the twelve (12) month period following such termination, the Representative shall be entitled to receive the same compensation to be paid to the Representative in connection with this offering. In addition, unless (x) the Company terminates the underwriting agreement for “Cause” (as defined in the Underwriting Agreement), or (y) the Representative fails to provide the underwriting services provided in the underwriting agreement, upon termination of such agreement, if the Company subsequently completes a public or private financing with any investors introduced to the Company by the Representative during the twelve (12) month period following such termination, the Representative shall be entitled to receive the same compensation to be paid to the Representative in connection with this offering

Lock-Up – No Sales of Securities

The Company, on behalf of itself and any successor entity, will agree in the Underwriting Agreement that, without the prior written consent of the Representative, it will not, for a period of 180 days after the date of the Underwriting Agreement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for its own account by selling more shares of common stock than we have sold to the underwriter. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker- dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members, if any, may also engage in passive market making transactions in our common stock on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

Each underwriter and its respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail.

LEGAL MATTERS

Bevilacqua PLLC has acted as our counsel in connection with the preparation of this prospectus. The validity of the common shares covered by this prospectus will be passed upon by Sherman & Howard L.L.C. The underwriters have been represented in connection with this offering by Robinson & Cole LLP.

EXPERTS

The financial statements of our company appearing elsewhere in this prospectus have been included herein in reliance upon the report of BF Borgers CPA PC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also anticipate making these documents publicly available, free of charge, on our website at www.stran.com as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

FINANCIAL STATEMENTS

STRAN & COMPANY, INC.

REVIEWED FINANCIAL STATEMENTS

QUARTERS ENDED MARCH 31, 2021 AND 2020

STRAN & COMPANY, INC.

BALANCE SHEETS

MARCH 31, 2021 AND 2020

	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$514,104	$4,206,819
Accounts Receivable	4,016,914	6,656,734
Due From Affiliate	-	191,359
Due From Wildman	279,283	-
Inventory	2,787,657	3,698,149
Prepaid Expenses	233,651	356,861
Security Deposit	110,432	9,051
Deferred Income Taxes	76,526	-
	8,018,567	15,118,973

PROPERTY AND EQUIPMENT, NET:	526,470	503,257

OTHER ASSETS:
Intangible Asset - Customer List, Net	2,178,567	-
Due From Stockholder	55,465	12,507
Right of Use Asset - Office Leases	1,317,918	1,536,507
	3,551,950	1,549,014
	$12,096,987	$17,171,244

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Note Payable - Line of Credit	$1,650,000	$3,150,000
Current Portion of Long Term Debt	191,484	-
Current Portion of Wildman Contingent Earn-Out Liability	402,730	-
Current Obligation under Right of Use Asset - Office Leases	298,506	312,995
Accounts Payable and Accrued Expenses	2,751,378	6,126,608
Accrued Payroll and Related	1,079,509	770,711
Corporate Income Taxes Payable	231,980	262,702
Unearned Revenue	292,072	210,016
Rewards Program Liability	43,878	3,758,119
Sales Tax Payable	56,572	50,563
Note Payable - Wildman	162,358	-
	7,160,467	14,641,714

LONG-TERM LIABILITIES:
Long-Term Debt, Net of Current Portion	728,478	-
Long-Term Wildman Contingent Earn-Out Liability	1,850,960	-
Long-Term Obligation under Right of Use Asset - Office Leases	1,019,412	1,223,512
	3,598,850	1,223,512

STOCKHOLDER’S EQUITY:
Common Stock, No Par Value; 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Retained Earnings	1,337,570	1,305,918
	1,337,670	1,306,018
	$12,096,987	$17,171,244

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

QUARTERS ENDED MARCH 31, 2021 AND 2020

	2021	2020
SALES	$7,544,191	$9,875,082

COST OF SALES:
Purchases	4,535,233	6,219,486
Freight	717,250	571,606
	5,252,483	6,791,092

GROSS PROFIT	2,291,708	3,083,990

OPERATING EXPENSES:
Bad Debt Expense	34,000	-
General and Administrative Expenses	2,611,457	2,246,525
	2,645,457	2,246,525

EARNINGS FROM OPERATIONS	(353,749)	837,465

OTHER INCOME AND (EXPENSE):
Interest Expense	(12,862)	(24,521)
	(12,862)	(24,521)

EARNINGS BEFORE INCOME TAXES	(366,611)	812,944

INCOME TAXES:
Current:
State	-	29,575
Federal	-	75,984
	-	105,559
Deferred:
State	(20,400)	-
Federal	(56,126)	-
	(76,526)	-
	(76,526)	105,559

NET EARNINGS	(290,085)	707,385

RETAINED EARNINGS, BEGINNING	1,627,655	598,533

RETAINED EARNINGS, ENDING	$1,337,570	$1,305,918

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

QUARTERS ENDED MARCH 31, 2021 AND 2020

			Total
	Common	Retained	Stockholders
	Stock	Earnings	Equity
Balance, January 1, 2020	$100	$598,533	$598,633

Net Earnings	-	707,385	707,385

Balance, March 31, 2020	100	1,305,918	1,306,018

Balance, January 1, 2021	$100	$1,627,655	$1,627,755

Net Earnings	-	(290,085)	(290,085)

Balance, March 31, 2021	$100	$1,337,570	$1,337,670

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

QUARTERS ENDED MARCH 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$(290,085)	$707,385
Noncash Items Included in Net Earnings:
Deferred Income Taxes	(76,526)	-
Depreciation and Amortization	84,448	48,746
(Increase) Decrease In:
Accounts Receivable	1,662,666	(1,540,201)
Deferred Income Taxes	-	-
Due From Affiliate	-	(52,798)
Due From Wildman	(279,283)	-
Inventory	(288,608)	(1,752,337)
Prepaid Expenses	(111,135)	26,454
Security Deposit	214,495	(7,326)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	(516,555)	1,924,394
Accrued Payroll and Related	57,538	(105,466)
Corporate Income Taxes Payable	-	105,886
Unearned Revenue	(272,155)	(152,935)
Rewards Program Liability	(129,392)	1,689,000
Sales Tax Payable	(16,738)	22,384
	38,670	913,186

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property and Equipment	(123,084)	(93,913)

CASH FLOWS FROM FINANCING ACTIVITIES:
New Borrowings:
Note Payable - Line of Credit	1,400,000	1,000,000
Debt Reduction:
Note Payable - Line of Credit	(1,400,000)	-
Increase (Decrease) in Due To/From Stockholder	(48,717)	(50,714)
	(48,717)	949,286

NET INCREASE IN CASH	(133,131)	1,768,559
CASH - BEGINNING	647,235	2,438,260
CASH - ENDING	$514,104	$4,206,819

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

QUARTERS ENDED MARCH 31, 2021 AND 2020

(CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2021	2020
Cash Paid During The Year For:
Interest	$12,862	$24,521
Income Taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Organization - Stran & Company, Inc., (the Company) was incorporated under the laws of the Commonwealth of Massachusetts and commenced operations on November 17, 1995.

2.	Operations - The Company is an outsourced marketing solutions provider that sells branded products to customers. The Company purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers.

In addition to selling branded products, the Company offers clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

3.	Method of Accounting – The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. (“U.S. GAAP”).

4.	Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

5.	Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

6.	Inventory – Inventory consists of finished goods (branded products) and goods in process (un-branded products awaiting decoration). All inventory is stated at the lower of cost (first-in, first-out method) or market value.

7.	Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

8.	Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

9.	Revenue Recognition - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales - The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

Reward Card Program - The Company facilitates a reward card program for a customer and receives a transaction fee when the customer issues or replenishes a new reward card. Revenue is recognized when cards are issued or replenished.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the year ended March 31,:

	2021	2020
Performance Obligations Satisfied at a Point in Time	$7,544,191	$9,875,082
Performance Obligations Satisfied Over Time	-	-
Total Revenue	$7,544,191	$9,875,082

10.	Freight - The Company includes freight charges as a component of cost of goods sold.

11.	Uncertainty in Income and Other Taxes - The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of March 31, 2021 and 2020, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

12.	Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

13.	Sales Tax - Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and GST taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

14.	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

B.	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET:

The Company uses the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company’s prior history and other factors such as credit quality of the customer and economic conditions of the market. Based on these factors, at March 31, 2021 and 2020, there was an allowance for doubtful accounts of $184,847 and $150,847, respectively.

C.	DUE FROM AFFILIATE:

The Company manages and operates Stran Loyalty Group. The sole shareholder of the Company is a major shareholder in the parent company of Stran Loyalty Group. The amount due from affiliate is unsecured, non-interest bearing, and temporary in nature. This amount was collected in 2020. At March 31, 2021 and 2020, the amounts outstanding were $0 and $191,359, respectively.

D.	INVENTORY:

Inventory consists of the following as of March 31:

	2021	2020
Finished Goods (branded products)	$2,235,571	$1,708,568
Goods in Process (un-branded products)	552,086	1,989,581
	$2,787,657	$3,698,149

E.	PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following as of March 31,:

	2021	2020
Leasehold Improvements	$5,664	$5,664
Office Furniture and Equipment	342,692	260,197
Software	777,725	560,368
Transportation Equipment	62,424	62,424
	1,065,120	888,653
Accumulated Depreciation	(662,036)	(430,622)
	$449,972	$458,031

F.	DUE FROM STOCKHOLDER:

The amount due from stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At March 31, 2021 and 2020, the amounts due from stockholder were $55,465 and $12,507, respectively.

G.	NOTE PAYABLE - LINE OF CREDIT:

The Company has a $3,500,000 line of credit with Bank of America At March 31, 2021 and 2020, borrowings on this line of credit amounted to $1,650,000 and $1,650,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At March 31, 2021 and 2020, interest rates were 4.20% and 4.19%, respectively. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

H.	LONG-TERM DEBT:

Long-Term Debt consists of the following at March 31,:

		2021	2020
1.00%	Loan Payable - PPP Loan - Bank of America: Due in monthly installments of $1,209 including interest to March 2025.	$770,062	$-
3.75%	Loan Payable - EIDL Loan - SBA: Due in monthly installments of $731 including interest to April 2051.	149,900	-
		919,962	-
	Current Portion	(191,484)	-
	Long-Term Debt	$728,478	$-

On April 15, 2020, the Company received loan proceeds from Bank of America in the amount of approximately $770,062 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is unable to re-hire to the same employment level on or before December 31, 2020, reduces salaries during the covered period, or uses more than forty percent of the money spent on non-employment expenses.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1% with a deferral of payments for the first six months. Subsequent to year (quarter) end, the Company received forgiveness by the U.S. Small Business Administration (SBA) of the PPP loan in full, effective June 24, 2021. Accordingly, the entire PPP loan balance has been recorded as a liability at March 31, 2021.

The following is a schedule by years of aggregate maturities of indebtedness at March 31,:

2022	$191,484
2023	156,257
2024	157,920
2025	159,603
2026	121,785
Thereafter	132,913
$919,962

I.	contingent earn-out liability:

In connection with the asset acquisition, as discussed in Note N, the customer list was purchased using a Contingent Earn-Out Calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. Based upon historical information, management has estimated the fair market value of these payments to be $2,253,690 and has been recorded as Intangible Asset – Customer List and the related Contingent Earn-Out Liability at this amount.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

J.	UNearned revenue:

Unearned revenue includes customer deposits and deferred revenue which represent prepayments from customers. At March 31, 2021 and 2020, the Company had unearned revenue totaling $292,072 and $210,016, respectively.

	2021	2020
Balance at January 1,	$564,227	$362,951
Revenue recognized	7,544,191	9,875,082
Amounts collected or invoiced	(7,816,346)	(10,028,017)
Balance at March 31,	$292,072	$210,016

K.	reward card program liability:

The Company manages reward card programs for customers. Under this program, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. At March 31, 2021 and 2020, the company had deposits totaling $43,878 and $3,758,119, respectively.

L.	Note Payable - wildman:

In connection with the asset acquisition as discussed in Note N, the Company had an amount due to the seller of $162,358 for the inventory purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three year earn-out period as discussed in Note I. At December 31, 2020, the note totaled $162,358. The Company anticipates that the note will be paid in full in 2021, accordingly the note payable has been classified as current on the balance sheet as of March 31, 2021.

M.	Aquisition:

On September 28, 2020 the Company entered into an asset purchase agreement to acquire inventory, select fixed assets, and a customer list from Wildman Business Group, LLC (WBG). In accordance with Financial Accounting Standards Board (“FASB” ASC 805), “Business Combinations”, the acquisition method of accounting is used and recognition of the assets acquired is at fair value as of the acquisition dates. All acquisition costs are expensed as incurred. The consideration paid has been allocated to the assets acquired based on their estimated fair values at the acquisition date. The estimate of fair values for tangible assets acquired were agreed to by both buyer and seller. The aggregate purchase price was $2,937,222.

N.	Aquisition:

Fair Value of Identifiable Assets Acquired:
Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
$2,937,222

Consideration Paid:
Cash	$521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
$2,937,222

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

O.	LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space.

The following is a schedule by years of future minimum lease payments at March 31, 2021:

2022	$337,590
2023	345,474
2024	338,028
2025	324,462
2026	54,296
$1,399,850

Rent expense for the quarters ended March 31, 2021 and 2020 totaled $103,792 and $95,729, respectively.

P.	ADVERTISING:

The Company follows the policy of charging the costs of advertising to expense as incurred. For the quarters ended March 31, 2021 and 2020, advertising costs amounted to $40,387 and $135,436, respectively.

Q.	MAJOR CUSTOMERs:

For the quarter ended March 31, 2021, the Company had one major customer to which sales accounted for approximately 8.1% of the Company’s revenues. The Company had accounts receivable from this customer amounting to 14% of the total accounts receivable balance.

For the quarter ended March 31, 2020, the Company had two major customers to which sales accounted for approximately 47.6% of the Company’s revenues. The Company had accounts receivable from these customers amounting to 58% of the total accounts receivable balance.

R.	EMPLOYEE BENEFIT PROGRAM:

Effective September 1998, the Company has a SIMPLE IRA plan (Savings Incentive Match Plan for Employees) covering all employees who meet certain requirements. Each employee is 100% vested in their contribution and the company match. The Company makes a matching contribution on a semi-monthly basis based on the contribution the employee makes and the amount of compensation earned during that pay period. Employer contributions accrued and charged to this plan for the quarters ended March 31, 2021 and 2020 amounted to $34,650 and $123,177, respectively.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

S.	SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through July 23, 2021, the date in which the financial statements were available to be issued.

The Company re-incorporated under the laws of the State of Nevada on May 19, 2021. This will have no effect on the results of the financial statements.

Stran & Company, Inc.

AUDITED financial statements

and

supplementary information

YEARS ENDED December 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Stran & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Stran & Company, Inc. as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2021

Lakewood, CO

July 23, 2021

STRAN & COMPANY, INC.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$647,235	$2,438,260
Accounts Receivable	5,679,580	5,116,533
Due From Affiliate	-	138,561
Inventory	2,499,049	1,945,812
Prepaid Expenses	122,516	383,315
Security Deposit	324,927	1,725
	9,273,307	10,024,206

PROPERTY AND EQUIPMENT, NET:	449,972	458,031

OTHER ASSETS:
Intangible Asset - Customer List, Net	2,216,128	-
Due From Stockholder	6,748	-
Right of Use Asset - Office Leases	1,358,517	1,622,115.00
	3,581,393	1,622,115
	$13,304,672	$12,104,352

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Note Payable - Line of Credit	$1,650,000	$2,150,000
Current Portion of Long Term Debt	153,133	-
Current Portion of Wildman Contingent Earn-Out Liability	402,730	-
Current Obligation under Right of Use Asset - Office Leases	299,765	356,881
Accounts Payable and Accrued Expenses	3,267,933	4,202,214
Accrued Payroll and Related	1,021,971	876,177
Corporate Income Taxes Payable	231,980	156,816
Unearned Revenue	564,227	362,951
Rewards Program Liability	173,270	2,069,119
Sales Tax Payable	73,010	28,179
Note Payable - Wildman	162,358	-
	8,000,377	10,202,337

LONG-TERM LIABILITIES:
Long-Term Debt, Net of Current Portion	766,829	-
Long-Term Wildman Contingent Earn-Out Liability	1,850,960	-
Long-Term Obligation under Right of Use Asset - Office Leases	1,058,752	1,265,234
	3,676,541	1,265,234

DUE TO STOCKHOLDER	-	38,207

STOCKHOLDER’S EQUITY:
Common Stock, No Par Value; 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Retained Earnings	1,627,654	598,474
	1,627,754	598,574
	$13,304,672	$12,104,352

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SALES	$37,752,173	$30,316,831

COST OF SALES:
Purchases	24,167,798	19,395,199
Freight	2,099,511	1,961,441
	26,267,309	21,356,640

GROSS PROFIT	11,484,864	8,960,191

OPERATING EXPENSES:
Bad Debt Expense	67,899	140,292
General and Administrative Expenses	9,926,092	8,226,145
	9,993,991	8,366,437

EARNINGS FROM OPERATIONS	1,490,873	593,754

OTHER INCOME AND (EXPENSE):
Interest Expense	(49,457)	(109,117)
Interest Income	-	977
Other Income	10,000	76,000
	(39,457)	(32,140)

EARNINGS BEFORE INCOME TAXES	1,451,416	561,614

INCOME TAXES:
State	118,300	59,011
Federal	303,936	112,740
	422,236	171,751

NET EARNINGS	1,029,180	389,863

RETAINED EARNINGS, BEGINNING	598,474	208,611

RETAINED EARNINGS, ENDING	$1,627,654	$598,474

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

			Total
	Common	Retained	Stockholders
	Stock	Earnings	Equity
Balance, January 1, 2019	$100	$208,611	$208,711

Net Earnings	-	389,863	389,863

Balance, December 31, 2019	100	598,474	598,574

Net Earnings	-	1,029,180	1,029,180

Balance, December 31, 2020	$100	$1,627,654	$1,627,754

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$1,029,180	$389,863
Noncash Items Included in Net Earnings:
Depreciation and Amortization	222,087	174,381
(Increase) Decrease In:
Accounts Receivable	(563,047)	(1,624,540)
Deferred Income Taxes	-	2,540
Due From Affiliate	138,561	(138,561)
Inventory	(390,879)	(515,251)
Prepaid Expenses	260,799	(317,397)
Security Deposit	(323,202)	(1,300)
Note Receivable	-	40,500
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	(934,281)	1,055,621
Accrued Payroll and Related	145,794	196,696
Corporate Income Taxes Payable	75,164	142,602
Unearned Revenue	201,276	(590,354)
Rewards Program Liability	(1,895,849)	2,069,119
Sales Tax Payable	44,831	(11,263)
	(1,989,566)	872,656

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property and Equipment	(176,467)	(117,880)

CASH FLOWS FROM FINANCING ACTIVITIES:
New Borrowings:
Note Payable - Line of Credit	4,680,000	10,000,055
Long-Term Debt	919,962	-
Debt Reduction:
Note Payable - Line of Credit	(5,180,000)	(10,350,000)
Long-Term Debt	-	(2,192)
Increase (Decrease) in Due To Stockholder	(44,955)	25,700
	375,007	(326,437)

NET INCREASE IN CASH	(1,791,026)	428,339
CASH - BEGINNING	2,438,261	2,009,922
CASH - ENDING	$647,235	$2,438,261

STRAN & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2020	2019
Cash Paid During The Year For:
Interest	$49,457	$109,117
Income Taxes	$347,072	$29,149

Schedule of Noncash Investing and Financing Transactions
Cost of Intangible Asset - Customer List	$2,253,690	$-
Wildman Contingent Earn-Out	(2,253,690)	-
Cash Used for Purchase of Intangible Asset - Customer List	$-	$-

Cost of Wildman Inventory	$649,433	$-
Note Payable - Wildman	(162,358)	-
Cash Used for Purchase Wildman Inventory	$487,075	$-

The accompanying notes are an integral part of these financial statements.

Stran & Company, Inc.
NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Organization - Stran & Company, Inc., (the Company) was incorporated under the laws of the Commonwealth of Massachusetts and commenced operations on November 17, 1995.

2.	Operations - The Company is an outsourced marketing solutions provider that sells branded products to customers. The Company purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers.

In addition to selling branded products, the Company offers clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

3.	Method of Accounting – The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. (“U.S. GAAP”).

4.	Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

5.	Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

6.	Inventory – Inventory consists of finished goods (branded products) and goods in process (un-branded products awaiting decoration). All inventory is stated at the lower of cost (first-in, first-out method) or market value.

7.	Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

8.	Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

9.	Revenue Recognition - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales - The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

Reward Card Program - The Company facilitates a reward card program for a customer and receives a transaction fee when the customer issues or replenishes a new reward card. Revenue is recognized when cards are issued or replenished.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the year ended December 31,:

	2020	2019
Performance Obligations Satisfied at a Point in Time	$37,752,173	$30,316,831
Performance Obligations Satisfied Over Time	-	-
Total Revenue	$37,752,173	$30,316,831

10.	Freight - The Company includes freight charges as a component of cost of goods sold.

11.	Uncertainty in Income and Other Taxes - The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020 and 2019, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

12.	Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

13.	Sales Tax - Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and GST taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

14.	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

B.	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET:

The Company uses the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company’s prior history and other factors such as credit quality of the customer and economic conditions of the market. Based on these factors, at December 31, 2020 and 2019, there was an allowance for doubtful accounts of $150,847 and $158,244, respectively.

C.	DUE FROM AFFILIATE:

The Company manages and operates Stran Loyalty Group. The sole shareholder of the Company is a major shareholder in the parent company of Stran Loyalty Group. The amount due from affiliate is unsecured, non-interest bearing, and temporary in nature. This amount was collected in 2020. At December 31, 2020 and 2019, the amounts outstanding were $0 and $138,561, respectively.

D.	INVENTORY:

Inventory consists of the following as of December 31,:

	2020	2019
Finished Goods (branded products)	$2,271,982	$1,745,615
Goods in Process (un-branded products)	227,067	200,197
	$2,499,049	$1,945,812

E.	PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following as of December 31,:

	2020	2019
Leasehold Improvements	$5,664	$5,664
Office Furniture and Equipment	342,692	260,197
Software	654,340	560,368
Transportation Equipment	62,424	62,424
	1,065,120	888,653
Accumulated Depreciation	(615,148)	(430,622)
	$449,972	$458,031

F.	DUE FROM STOCKHOLDER:

The amount due from stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At December 31, 2020 and 2019, the amounts due from stockholder were $6,748 and $0, respectively.

G.	NOTE PAYABLE - LINE OF CREDIT:

The Company has a $2,500,000 line of credit with Bank of America At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

H.	LONG-TERM DEBT:

Long-Term Debt consists of the following at December 31,:

		2020	2019
1.00%	Loan Payable - PPP Loan - Bank of America: Due in monthly installments of $1,209 including interest to March 2025.	$770,062	$-
3.75%	Loan Payable - EIDL Loan - SBA: Due in monthly installments of $731 including interest to April 2051.	149,900	-
		919,962	-
	Current Portion	(153,133)	-
	Long-Term Debt	$766,829	$-

On April 15, 2020, the Company received loan proceeds from Bank of America in the amount of approximately $770,062 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is unable to re-hire to the same employment level on or before December 31, 2020, reduces salaries during the covered period, or uses more than forty percent of the money spent on non-employment expenses.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness, the Company has not yet received forgiveness. Accordingly, the entire PPP loan balance has been recorded as a liability at December 31, 2020.

The following is a schedule by years of aggregate maturities of indebtedness at December 31,:

2021	$153,133
2022	155,844
2023	157,502
2024	159,181
2025	160,879
Thereafter	133,423
$919,962

I.	contingent earn-out liability:

In connection with the asset acquisition, as discussed in Note N, the customer list was purchased using a Contingent Earn-Out Calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. Based upon historical information, management has estimated the fair market value of these payments to be $2,253,690 and has been recorded as Intangible Asset – Customer List and the related Contingent Earn-Out Liability at this amount.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

J.	UNearned revenue:

Unearned revenue includes customer deposits and deferred revenue which represent prepayments from customers.

	2020	2019
Balance at January 1,	$362,951	$953,306
Revenue recognized	(37,752,173)	(30,316,831)
Amounts collected or invoiced	37,953,449	29,726,476
Balance at December 31,	$564,227	$362,951

K.	reward card program liability:

The Company manages reward card programs for customers. Under this program, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. At December 31, 2020 and 2019, the company had deposits totaling $173,270 and $2,069,119, respectively.

L.	DUE To STOCKHOLDER:

The amount due to stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At December 31, 2020 and 2019, the amounts due to stockholder were $0 and $38,207, respectively.

M.	Note Payable - wildman:

In connection with the asset acquisition as discussed in Note N, the Company had an amount due to the seller of $162,358 for the inventory purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three year earn-out period as discussed in Note I. At December 31, 2020, the note totaled $162,358. The Company anticipates that the note will be paid in full in 2021, accordingly the note payable has been classified as current on the balance sheet as of December 31, 2020.

N.	Aquisition:

On September 28, 2020 the Company entered into an asset purchase agreement to acquire inventory, select fixed assets, and a customer list from Wildman Business Group, LLC (WBG). In accordance with Financial Accounting Standards Board (“FASB” ASC 805), “Business Combinations”, the acquisition method of accounting is used and recognition of the assets acquired is at fair value as of the acquisition dates. All acquisition costs are expensed as incurred. The consideration paid has been allocated to the assets acquired based on their estimated fair values at the acquisition date. The estimate of fair values for tangible assets acquired were agreed to by both buyer and seller. The aggregate purchase price was $2,937,222.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

N.	Aquisition: (Continued)

Fair Value of Identifiable Assets Acquired:
Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
$2,937,222

Consideration Paid:
Cash	$521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
$2,937,222

O.	LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space.

The following is a schedule by years of future minimum lease payments at December 31, 2020:

2021	$341,619
2022	343,503
2023	345,252
2024	322,491
2025	135,740
$1,488,605

Rent expense for the years ended December 31, 2020 and 2019 totaled $406,806 and $365,360, respectively.

STRAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

P.	ADVERTISING:

The Company follows the policy of charging the costs of advertising to expense as incurred. For the years ended December 31, 2020 and 2019, advertising costs amounted to $135,436 and $71,110, respectively.

Q.	MAJOR CUSTOMERs:

For the year ended December 31, 2020, the Company had one major customer to which sales accounted for approximately 14% of the Company’s revenues. The Company had no accounts receivable from the customers.

For the year ended December 31, 2019, the Company had two major customers to which sales accounted for approximately 23% of the Company’s revenues. The Company had accounts receivable from these customers amounting to 22% of the total accounts receivable balance.

R.	EMPLOYEE BENEFIT PROGRAM:

Effective September 1998, the Company has a SIMPLE IRA plan (Savings Incentive Match Plan for Employees) covering all employees who meet certain requirements. Each employee is 100% vested in their contribution and the company match. The Company makes a matching contribution on a semi-monthly basis based on the contribution the employee makes and the amount of compensation earned during that pay period. Employer contributions accrued and charged to this plan for the years ended December 31, 2020 and 2019 amounted to $123,177 and $105,775, respectively.

S.	SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through July 23, 2021, the date in which the financial statements were available to be issued.

The Company re-incorporated under the laws of the State of Nevada on May 19, 2021. This will have no effect on the results of the financial statements.

[   ] Shares of Common Stock

Stran & Company, Inc.

PRELIMINARY PROSPECTUS

Lead Book Running Manager EF HUTTON division of Benchmark Investments, LLC	Joint Book Running Manager US TIGER SECURITIES, INC

______________, 2021

Until      , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common shares being registered. All amounts, other than the SEC registration fee, Nasdaq listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	[ ]
Nasdaq listing fee		*
FINRA filing fee		[ ]
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation. The Nevada Revised Statutes and certain provisions of our bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our board of directors, by legal counsel, or by a vote of our stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

To the maximum extent permitted by law, our articles of incorporation eliminate or limit the liability of our directors to us or our shareholders for monetary damages for breach of a director’s fiduciary duty as a director.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

On May 24, 2021, Andrew Shape, our Chief Executive Officer, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., acquired 3,400,000, 800,000 and 700,000 shares of our common stock, respectively, from Andrew Stranberg, our Executive Chairman and sole stockholder immediately prior to these transfers. The shares were sold to Messrs. Shape and Birney at a purchase price per share equal to $0.1985, which was paid in the form of promissory notes. Pursuant to a different arrangement, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for the stock. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. The stock is subject to certain repurchase conditions. In addition, Theseus executed an irrevocable proxy providing that Mr. Stranberg may vote and exercise all voting and related rights with respect to its shares. The irrevocable proxy will automatically terminate with respect to any shares that Theseus sells in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade. For further information regarding these transactions, please see “Corporate History and Structure”. The transactions were exempt from the registration requirements of the Securities Act pursuant to the so-called “Section 4(a)(1½)” exemption.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Form of Articles of Incorporation of Stran & Company, Inc.
3.2	Bylaws of Stran & Company, Inc.
4.1	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1	Opinion of Sherman & Howard L.L.C. as to the legality of the shares
10.1	Asset Purchase Agreement between Wildman Business Group, LLC and Stran & Company, Inc., dated as of August 24, 2020
10.2	Buyer’s Agreement between Engage & Excel Enterprise’s Inc. and Stran & Company, Inc., dated as of June 25, 2020
10.3	Loan Agreement between Bank of America, N.A. and Stran & Company, Inc., dated as of July 18, 2018
10.4	Amendment No. 1 Loan Agreement between Bank of America, N.A. and Stran & Company, Inc., dated as of March 18, 2020
10.5	Letter from Bank of America, N.A. to Stran & Company, Inc. to extend line of credit, dated as of June 25, 2021
10.6	Amendment No. 2 Loan Agreement between Bank of America, N.A. and Stran & Company, Inc., dated as of August 13, 2020
10.7	Continuing and Unconditional Guaranty between Stran & Company, Inc. and Andrew Stranberg, dated as of July 18, 2018
10.8	Consent and Reaffirmation of Guarantors and Pledgors between Andrew Stranberg, dated as of March 18, 2020
10.9	Consent and Reaffirmation of Guarantors and Pledgors between Andrew Stranberg, dated as of August 13, 2020
10.10	Security Agreement between Bank of America, N.A. and Stran & Company, Inc., dated as of July 18, 2018
10.11	Lease Agreement between Campanelli-Trigate Heritage Quincy, LLC and Stran & Company, Inc., dated as of December 26, 2014
10.12	First Amendment to Lease Agreement among GCP H2 LLC, GCP H2 A LLC, GCP H2 B LLC, GCP H2 C LLC and Stan & Company, Inc., dated as of May 31, 2019
10.13	Employment Agreement between Stran & Company, Inc. and Andrew Shape, dated as of July 13, 2021
10.14	Employment Agreement between Stran & Company, Inc. and Andrew Stranberg, dated as of July 13, 2021
10.15	Employment Agreement between Stran & Company, Inc. and Randolph Birney, dated as of July 13, 2021
10.16	Purchase Money Promissory Note between Andrew Shape and Andrew Stranberg, effective as of May 24, 2021
10.17	Purchase Money Promissory Note between Randolph Birney and Andrew Stranberg, effective as of May 24, 2021
10.18	Stock Purchase Agreement between Andrew Shape and Andrew Stranberg, dated as of May 24, 2021
10.19	Stock Purchase Agreement between Randolph Birney and Andrew Stranberg, dated as of May 24, 2021
10.20	Stock Purchase Agreement between Theseus Capital Ltd. and Andrew Stranberg, dated as of May 24, 2021
10.21	Irrevocable Proxy to Vote Common Stock between Theseus Capital Ltd. and Andrew Stranberg, dated as of May 24, 2021
10.22	Form of Independent Director Agreement between Stran & Company, Inc. and each independent director
10.23	Form of Indemnification Agreement between Stran & Company, Inc. and each independent director
10.24	Form of Stran & Company, Inc. 2021 Equity Incentive Plan
10.25	Form of Stock Option Agreement for Stran & Company, Inc. 2021 Equity Incentive Plan
10.26	Form of Restricted Stock Award Agreement for Stran & Company, Inc. 2021 Equity Incentive Plan
14.1	Code of Ethics and Business Conduct
23.1	Consent of BF Borgers CPA PC
23.2	Consent of Sherman & Howard L.L.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nominating and Corporate Governance Committee Charter

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quincy, State of Massachusetts, on [  ], 2021.

Stran & Company, Inc.

By:
Andrew Shape Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Andrew Shape and Andrew Stranberg as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer, President and Director (principal executive officer)	[ ], 2021
Andrew Shape

	Vice President of Finance and Administration (principal financial and accounting officer)	[ ], 2021
Christopher Rollins

	Executive Chairman	[ ], 2021
Andrew Stranberg